Exhibit 99.1

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of income and changes in shareholders’ equity for each of the three years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007 and the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TracFone Wireless, Inc., a consolidated subsidiary, whose assets accounted for approximately 1% of total consolidated assets at December 31, 2008 and approximately 5% of total consolidated operating revenues for each of the two years in the period ended December 31, 2008. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TracFone Wireless, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the Company’s conversion of the financial statements of TracFone Wireless, Inc. to Mexican Financial Reporting Standards). We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations for each of the three years in the period ended December 31, 2009, and the consolidated changes in their financial position for the year ended December 31, 2007, and their consolidated cash flows for each of the two years in the period ended December 31, 2009, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the consolidated financial statements).

As mentioned in Note 2 a), f), s) and z.1) to the accompanying consolidated financial statements, as of January 1, 2008, the Company adopted the new Mexican Financial Reporting StandardsB-10, Effects of Inflation, B-15, Translation of Foreign Currencies, D-4, Taxes on Profits and B-2, Statements of Cash Flows, with the effects described therein.

Mancera, S.C.
A Member Practice of
Ernst & Young Global
/s/ Omero Campos Segura

Omero Campos Segura

Mexico City

April 1, 2010

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders

TracFone Wireless, Inc.

Miami, Florida

We have audited the accompanying balance sheet of TracFone Wireless, Inc. as of December 31, 2008 and the related statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TracFone Wireless, Inc. at December 31, 2008, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

June 23, 2009

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos)

	At December 31,
	2008		2009		Millions of U.S. dollars 2009
Assets
Current assets:
Cash and cash equivalents	Ps.	22,092,139	Ps.	27,445,880	USD	2,102
Accounts receivable, net (Note 4)		52,770,676		55,918,984		4,282
Derivative financial instruments (Note 10)		3,125,214		8,361		1
Related parties (Note 16)		1,052,796		468,096		36
Inventories, net (Note 5)		31,805,142		21,536,018		1,649
Other current assets, net (Note 6)		2,639,912		2,720,983		208

Total current assets		113,485,879		108,098,322		8,278

Plant, property and equipment, net (Note 7)		209,896,820		227,049,009		17,385
Licenses, net (Note 8)		43,098,985		42,582,531		3,261
Trademarks, net (Note 8)		5,010,539		3,974,527		304
Goodwill, net (Note 8)		44,696,281		45,805,279		3,507
Investments in affiliates and others (Note 9)		789,612		974,693		75
Deferred taxes (Note 18)		9,296,367		15,908,795		1,218
Other non-current assets, net (Note 6)		9,180,987		8,614,805		660

Total assets	Ps.	435,455,470	Ps.	453,007,961	USD	34,688

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 13)	Ps.	26,731,355	Ps.	9,167,941	USD	702
Accounts payable and accrued liabilities (Note 12)		90,867,401		97,086,585		7,434
Taxes payable		14,612,465		16,716,549		1,280
Related parties (Note 16)		922,254		1,045,155		80
Deferred revenues		14,662,631		16,240,451		1,244

Total current liabilities		147,796,106		140,256,681		10,740

Long-term liabilities:
Long-term debt (Note 13)		116,755,093		101,741,199		7,790
Deferred taxes (Note 18)		14,621,075		22,282,245		1,706
Employee benefits (Note 11)		11,358,647		10,822,273		829

Total liabilities		290,530,921		275,102,398		21,065

Shareholders’ equity (Note 17):
Capital stock		36,532,481		36,524,423		2,797
Retained earnings:
From prior years		29,261,187		38,952,974		2,983
Current year		59,485,502		76,913,454		5,889

		88,746,689		115,866,428		8,872

Accumulated other comprehensive income items		18,988,897		24,782,273		1,898

Total majority shareholders’ equity		144,268,067		177,173,124		13,567
Non-controlling interest		656,482		732,439		56

Total shareholders’ equity		144,924,549		177,905,563		13,623

Total liabilities and shareholders’ equity	Ps.	435,455,470	Ps.	453,007,961	USD	34,688

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share and weighted-average number of shares outstanding)

	For the year ended December 31,
	2007		2008		2009		Millions of U.S. dollars 2009 except for earnings per share
Operating revenues:
Services:
Air time	Ps.	87,522,245	Ps.	99,258,566	Ps.	118,949,020	USD	9,108
Interconnection		58,554,255		60,371,865		60,557,856		4,637
Monthly rent		59,551,717		66,805,611		75,585,846		5,788
Long-distance		20,348,067		20,624,128		23,301,403		1,784
Value added services and other services		40,359,659		51,089,479		70,743,490		5,417
Sales of handsets and accessories		45,243,819		47,505,259		45,573,416		3,489

		311,579,762		345,654,908		394,711,031		30,223

Operating costs and expenses:
Cost of sales and services		132,373,998		146,025,037		165,039,738		12,638
Commercial, administrative and general expenses		53,605,408		62,316,415		72,380,031		5,542
Depreciation and amortization (Notes 7 and 8) (includes Ps. 29,389,162, Ps. 30,047,363 and Ps. 38,187,412 for the years ended December 31, 2007, 2008 and 2009, respectively, not included in cost of sales and services)		40,406,018		41,767,309		53,082,307		4,064

		226,385,424		250,108,761		290,502,076		22,244

Operating income		85,194,338		95,546,147		104,208,955		7,979

Other expenses, net		(3,712,874)		(2,326,959)		(2,165,584)		(166)
Comprehensive result of financing:
Interest income		2,960,265		2,414,390		1,691,929		130
Interest expense		(7,696,967)		(8,950,562)		(7,410,314)		(567)
Exchange gain (loss), net		2,463,442		(13,686,423)		4,556,571		349
Monetary gain, net		5,038,406		—		—		—
Other financing (cost) income, net		(3,152,631)		6,357,722		(1,820,110)		(140)

		(387,485)		(13,864,873)		(2,981,924)		(228)

Equity interest in net income of affiliates		57,621		109,416		195,714		15

Income before taxes on profits		81,151,600		79,463,731		99,257,161		7,600
Taxes on profits (Note 18)		22,454,267		19,888,337		22,259,308		1,704

Net income	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853	USD	5,896

Distribution of the net income:
Majority interest	Ps.	58,587,511	Ps.	59,485,502	Ps.	76,913,454	USD	5,889
Non-controlling interest		109,822		89,892		84,399		6

Net income	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853	USD	5,896

Weighted average number of common shares outstanding (in millions)		35,149		34,220		32,738		32,738

Net majority earnings per share	Ps.	1.67	Ps.	1.74	Ps.	2.35	USD	0.18

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2007, 2008 and 2009

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings				Accumulated other comprehensive income items		Majority shareholders’ equity		Non-controlling interest		Comprehensive income		Total shareholders’ equity
					Unappropriated		Total
Balance at December 31, 2006 (Note 17)	Ps.	36,555,398	Ps.	482,925		89,590,018		90,072,943		(13,565,675)		113,062,666		684,137				113,746,803
Non-controlling interest related to current year acquisitions						(6,604)		(6,604)				(6,604)		(13,187)				(19,791)
Dividends declared at Ps. 0.20 and Ps. 1 per share (historical)						(42,127,537)		(42,127,537)				(42,127,537)						(42,127,537)
Repurchase of shares		(3,359)				(12,853,079)		(12,853,079)				(12,856,438)						(12,856,438)
Comprehensive income:
Net income for the period						58,587,511		58,587,511				58,587,511		109,822	Ps.	58,697,333		58,697,333
Other comprehensive income items:
Effect of translation of foreign entities										10,143,715		10,143,715		(141,953)		10,001,762		10,001,762
Result from holding non-monetary assets, net of deferred taxes										(579,243)		(579,243)		(5,119)		(584,362)		(584,362)

Comprehensive income for the year															Ps.	68,114,733

Balance at December 31, 2007 (Note 17)		36,552,039		482,925		93,190,309		93,673,234		(4,001,203)		126,224,070		633,700				126,857,770
Effect of adopting Mexican FRS B-10, net of deferred tax						(13,771,039)		(13,771,039)		13,771,039
Dividends declared at Ps. 0.26 per share (historical)						(8,904,997)		(8,904,997)				(8,904,997)						(8,904,997)
Repurchase of shares		(19,558)				(41,736,011)		(41,736,011)				(41,755,569)						(41,755,569)
Comprehensive income:
Net income for the period						59,485,502		59,485,502				59,485,502		89,892	Ps.	59,575,394		59,575,394
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred tax										9,219,061		9,219,061		(67,110)		9,151,951		9,151,951

Comprehensive income for the year															Ps.	68,727,345

Balance at December 31, 2008 (Note 17)	Ps.	36,532,481	Ps.	482,925		Ps.88,263,764	Ps.	88,746,689	Ps.	18,988,897	Ps.	144,268,067	Ps.	656,482			Ps.	144,924,549
Dividends declared at Ps. 0.30 and Ps. 0.50 per share						(25,979,049)		(25,979,049)				(25,979,049)						(25,979,049)
Repurchase of shares		(8,058)				(24,697,658)		(24,697,658)				(24,705,716)						(24,705,716)
Asset tax write-off						882,992		882,992				882,992						882,992
Comprehensive income:
Net income for the period						76,913,454		76,913,454				76,913,454		84,399	Ps.	76,997,853		76,997,853
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred tax										5,793,376		5,793,376		(8,442)		5,784,934		5,784,934

Comprehensive income for the year															Ps.	82,782,787

Balance at December 31, 2009 (Note 17)	Ps.	36,524,423	Ps.	482,925	Ps.	115,383,503	Ps.	115,866,428	Ps.	24,782,273	Ps.	177,173,124	Ps.	732,439			Ps.	177,905,563

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos)

	For the year ended December 31, 2007
Operating activities
Net income	Ps.	58,697,333
Add (deduct) items not requiring the use of resources:
Depreciation		31,162,660
Amortization		7,670,961
Amortization of loss on sale and leaseback		1,572,397
Deferred income tax and deferred employee profit sharing		4,659,365
Loss on marketable securities		1,384,418
Equity interest in net income of affiliates		(57,621)
Net cost of labor obligations		456,095

		105,545,608
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(4,265,886)
Inventories		(896,364)
Other assets		(943,209)
(Decrease) increase in:
Accounts payable and accrued liabilities		10,136,210
Related parties		(991,389)
Financial instruments		(740,769)
Deferred revenues and credits		36,809
Taxes payable		(8,800,706)
Marketable securities		1,499,381

Resources provided by operating activities		100,579,685

Financing activities
New loans		33,287,331
Repayment of loans		(46,008,892)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(4,161,387)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(12,856,438)
Dividend declared		(42,127,537)

Resources used in financing activities		(71,866,923)

Investing activities
Investment in plant, property and equipment		(38,854,801)
Investment in subsidiaries and affiliates		42,130
Instruments available for sale		(789,100)
Minority interest		(160,259)
Acquisitions, net of cash acquired		(19,464,035)
Investments in trademarks		26,811
Investment in licenses		(499,145)

Resources used in investing activities		(59,698,399)
Net decrease in cash and cash equivalents		(30,985,637)

Cash and cash equivalents at beginning of year		42,957,756

Cash and cash equivalents at end of year	Ps.	11,972,119

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December 31,
	2008		2009		Millions of U.S. dollars 2009
Operating activities
Income before taxes on profits	Ps.	79,463,731	Ps.	99,257,161	USD	7,600
Items not requiring the use of cash:
Depreciation		32,677,429		42,953,356		3,289
Amortization of intangible assets		7,471,679		8,160,235		625
Amortization of loss on sale and leaseback		1,618,201		1,968,716		152
Impairment in the value of long-lived assets		739,853		—		—
Equity interest in net income of affiliates		(109,416)		(195,714)		(15)
Loss (gain) on sale of fixed assets		141,278		(403,031)		(31)
Net period cost of labor obligations		734,636		779,705		60
Exchange loss (gain), net		11,979,839		(840,300)		(64)
Accrued interest receivable		(2,241,926)		(1,963,537)		(150)
Accrued interest payable		8,950,562		7,410,314		567
Other financing expenses, net		(2,605,594)		(1,838,672)		(141)
Gain on sale of marketable securities		(46,014)		—		—
Changes in operating assets and liabilities:
Financial instruments		65,800		—		—
Accounts receivable		(5,299,903)		(7,599,026)		(582)
Interest collected		2,241,926		1,963,537		150
Prepaid expenses		(888,241)		(197,274)		(15)
Related parties		(14,719)		707,600		54
Inventories		(9,361,512)		8,479,369		649
Other assets		(143,908)		(124,900)		(10)
Accounts payable and accrued liabilities		(13,888,254)		8,403,243		643
Taxes paid		(21,702,646)		(16,839,757)		(1,289)
Employee profit sharing paid		(672,457)		(1,132,677)		(87)
Financial instruments		(2,156,946)		2,869,210		220
Deferred revenues		1,001,969		1,568,963		120
Labor obligations		(491,359)		(577,567)		(44)

Net cash flows provided by operating activities		87,464,008		152,808,954		11,701

Investing activities
Acquisition of plant, property and equipment		(26,943,957)		(53,213,700)		(4,075)
Acquisition of licenses		(13,736,502)		(485)		—
Fixed asset sales		75,538		556,704		43
Business acquisitions, net of cash		(479,090)		—		—

Net cash flows used in investing activities		(41,084,011)		(52,657,481)		(4,032)

Net cash flows before financing activities		46,379,997		100,151,473		7,669

Financing activities
Loans obtained		61,810,010		26,776,298		2,050
Repayment of loans		(41,487,985)		(62,720,695)		(4,802)
Interests paid		(8,105,142)		(8,551,023)		(655)
Repurchase of shares		(41,632,608)		(24,657,808)		(1,888)
Payment of dividends		(8,815,570)		(25,462,328)		(1,950)

Net cash flows used in financing activities		(38,231,295)		(94,615,556)		(7,245)

Net increase in cash and cash equivalents		8,148,702		5,535,917		424

Adjustment to cash flow for exchange rate differences		1,971,318		(182,176)		(14)
Cash and cash equivalents at beginning of the period		11,972,119		22,092,139		1,692

Cash and cash equivalents at end of the period	Ps.	22,092,139	Ps.	27,445,880	USD	2,102

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands of Mexican pesos,

and thousands of U.S. dollars, except when indicated otherwise)

1. Description of Business

América Móvil, S.A.B. de C.V. and subsidiaries (collectively, the “Company” or “América Móvil”) provides wireless and fixed communications services in Latin America and in the Caribbean. América Móvil obtains its revenues primarily from telecommunications services, including the sale of airtime (including interconnection under the calling party pays program), monthly rent, long-distance charges, and other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

América Móvil has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire at various times from 2012 through 2046.

Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the size of the infrastructure in operation (except for Guatemala and El Salvador).

Equity investments in subsidiaries and affiliated companies

At December 31, 2008 and 2009, América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2008	2009
Subsidiaries:
AMX Tenedora, S.A. de C.V.	Mexico	100.0%	100.0%
AMOV Canadá, S.A.	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, C. por A. (Codetel)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. (Sercotel)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc. (1)	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc.	Puerto Rico	100.0%	100.0%
PRT Larga Distancia, Inc.	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V.
(Sercom Honduras)	Honduras	100.0%	100.0%
AMX USA Holding, S.A. de C.V.	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (TracFone)	U.S.A.	98.2%	98.2%
AM Telecom Américas, S.A de C.V.	Mexico	100.0%	100.0%
Claro Telecom Participacoes, S.A.	Brazil	100.0%	100.0%
Americel, S.A.	Brazil	99.3%	99.3%
Claro, S.A. (formerly BCP, S.A.)	Brazil	99.9%	99.9%
América Central Tel, S.A. de C.V. (ACT)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.2%	99.2%
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua	99.5%	99.5%

		% equity interest at December 31
Company	Country	2008	2009
Estesa Holding Corp. (1)	Panama	100.0%	100.0%
Cablenet, S.A. (1)	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (Estesa) (1)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V.	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE)	El Salvador	95.8%	95.8%
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	95.8%	95.8%
Cablenet, S.A. (Cablenet)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (Publicom)	El Salvador	48.8%	48.8%
Comunicación Celular, S.A. (Comcel)	Colombia	99.4%	99.4%
AMX Santa Lucía, Inc. (1) (2)	Santa Lucia	100.0%	99.4%
Oceanic Digital Jamaica, Ltd. (1) (2)	Jamaica	100.0%	99.4%
Claro Panamá, S.A. (4)	Panama	100.0%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0%	100.0%
AMX Argentina Holdings, S.A.	Argentina	100.0%	100.0%
AMX Argentina, S.A. (3)	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V. (3)	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V. (3)	Mexico	100.0%	100.0%
AMX Paraguay, S.A. (3)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A.	Uruguay	100.0%	100.0%
Claro Chile, S.A.	Chile	100.0%	100.0%
América Móvil Perú, S.A.C.	Peru	100.0%	100.0%
Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45.0%	45.0%

1.	Companies acquired in 2007 and 2008 (see Note 9).
2.	On November 28, 2008, Sercotel, S.A. de C.V. sold 100% of its shares in AMX Santa Lucia, Inc. to Comunicación Celular, S.A. As a result, the Company’s equity interest in AMX Santa Lucía, Inc. and Oceanic Digital Jamaica, Ltd. decreased from 100% to 99.4% in both companies.
3.	On December 29, 2008, Sercotel, S.A. de C.V. sold 100% of its shares in Wellington Gardens, S.A. de C.V. and Widcombe, S.A. de C.V. to AMX Argentina, S.A. As a result, AMX Argentina, S.A. now indirectly holds 100% of the shares of AMX Paraguay, S.A.
4.	This company started up operations in the second half of 2009. The reduction in equity interest was due to Sercotel’s capital withdrawal, which diluted its holding in the subsidiary.

The subsidiaries mentioned above provide mobile telephony services. In addition to mobile telephony services, Telgua, CTE, Enitel, Estesa, Codetel and Puerto Rico provide, among other telecommunication services, fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from mobile carriers throughout the United States.

On March 8, 2010, América Móvil’s General Director, Legal Director and Finance Director authorized the issuance of the consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes at December 31, 2007, 2008 and 2009 and for each of the three years in the period ended December 31, 2009. The accompanying consolidated financial statements consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 21 and 22. These final consolidated financial statements were authorized for issuance herein by América Móvil’s General Director, Legal Director and Finance Director on April 1, 2010, with consideration of subsequent events through that date.

2. Summary of Significant Accounting Policies and Practices

The consolidated financial statements have been prepared in conformity with Mexican Financial Reporting Standards, issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF). The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of its subsidiaries. The financial statements of the subsidiaries have been prepared for the same accounting period and follow the same accounting principles as those of the Company. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence are accounted for using the equity method, which basically consists of recognizing América Móvil’s proportional share in the net income or loss and the shareholders’ equity of the investee.

The results of operations of the subsidiaries and affiliates were included in the Company’s consolidated financial statements as of the month following their acquisition.

ii) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, which in the aggregate account for approximately 59%, 61% and 64% of the Company’s total operating revenues for 2007, 2008 and 2009, respectively, and approximately 75% and 85% of the Company’s total assets at December 31, 2008 and 2009, are either consolidated or accounted for based on the equity method, as the case may be, after their financial statements have first been adjusted to conform to Mexican Financial Reporting Standards in the corresponding functional currency and have then been translated to the reporting currency.

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

Effective January 1, 2008, the Company adopted the MFRS B-15, Foreign Currency Translation. Consequently, the financial statements as reported by the foreign subsidiaries and affiliates are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, except for Argentina and Nicaragua; and the local currencies are its functional currencies, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated using the average exchange rate;

v) translation differences are recorded in shareholders’ equity in the line item Effect of translation of foreign entities under “Accumulated other comprehensive income items”; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption “Adjustment to cash flow for exchange rate differences”.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant monetary values based on the inflation rate of the country in which the subsidiary operates. Under this method, all assets and liabilities were translated at the prevailing exchange rate at year-end; shareholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated; income statement amounts were translated at the prevailing exchange rate at the end of the year being reported on; exchange rate variances and effect of intercompany monetary items were recorded in the consolidated statements of income; and translation differences were recorded in shareholders’ equity in the line item Effect of translation of foreign entities under “Accumulated other comprehensive income items”. For the years ended December 31, 2007, 2008 and 2009, the gain on translation was Ps. 10,001,762, Ps. 12,044,547 and Ps. 13,236,787, respectively

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not considered as “items not requiring the use of resources” in the statement of changes in financial position.

b) Revenue recognition

Revenues are recognized at the time services are provided and when the probability of their collection is reasonably assured. Mobile telecommunications services are provided either under prepaid (calling cards), or post payment (agreement) plans, or both. In all cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the plan and package rates approved and correspond to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided. Billed revenues for the service not yet rendered are recognized as deferred revenues.

Revenues from interconnections services, which consist of calls of other carriers that enter the Company’s cellular network (incoming interconnections services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers.

Long-distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon by our subsidiaries with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when a) the products are delivered and accepted by the distributor, b) distributors do not have a right to return the product and c) probability of collection is reasonably assured.

Discounts granted on the sale of cellular equipment to wholesalers, retailers and department store chains are recognized as reductions in the price of the phone.

Telgua, ENITEL, CTE, Codetel and Puerto Rico’s revenues from telephone line installation fees (net of related costs) are deferred and recognized over the estimated average life of the customer.

The Company usually does not charge activation fees for its mobile telephony services; however, in certain regions, depending on the particular market, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Company’s financial statements.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in the statements of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

d) Network interconnection costs, long distance costs and rent paid for use of infrastructure

These costs represent the costs of outgoing calls from the Company’s cellular networks to other carriers’ network, the costs of link-ups between fixed and cellular networks, long-distance charges and rent paid for use of infrastructure (links, ports and measured usage), as well as the message exchange between operators, all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated in the system and may begin using the Company’s cellular network.

Loyalty and sales volumes commissions are accrued on a monthly basis based on statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid to distributors for customers that remain for a specified period of time, and sales volume commissions are paid at the time the distributor reaches certain ranges of activated customers.

f) Recognition of the effects of inflation

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, requires that once it has been confirmed that the economic environment in which the Company operates has changed from inflationary to non-inflationary as of the beginning of the period, the Company should cease to recognize the effects of inflation. The Company currently operates in a non-inflationary economic environment because the cumulative inflation rate in Mexico over the past three years was 15.01% (11.56% in 2008).

The financial statements for the years ended December 2009 and 2008 are expressed in nominal pesos, except for those non-monetary items that include inflation effects at December 31, 2007 and current pesos due to the changes realized subsequent to that date.

Capital stock and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from restatement of shareholders’ equity consists of the accumulated monetary position gain at the time the provisions of Bulletin B-10 were first applied, which was Ps. 19,327, and of the result from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI. At December 31, 2007, the Ps. 14,562,294 balance of this item is included in shareholders equity under the caption “Accumulated other comprehensive income items”. In conformity with Mexican FRS B-10, since it was unpractical to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10 net of Ps. 771,928 of deferred taxes, was reclassified to retained earnings.

The net monetary position gain shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption “Comprehensive result of financing”.

g) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

h) Investments in marketable securities

Investments in marketable securities have been classified either as trading marketable securities or available-for-sale marketable securities. All investments are represented by equity securities and are recognized at market value. Changes in the fair value of instruments classified as trading securities are recognized in results of operations. Changes in the market value of instruments classified as available-for-sale are included in shareholders’ equity until they are sold.

Should there be objective and lasting evidence of impairment in the value of either its instruments available-for-sale or held to maturity, the Company determines the amount of the related loss and recognizes such loss as part of the comprehensive financing income (cost). For the year ended December 31, 2007, since the loss on fair value of securities available-for-sale was other than temporary, the Company included an impairment loss of Ps. 1,362,900 in the statement of income. For the years ended December 31, 2008 and 2009, there were no impairment losses on marketable securities.

i) Allowance for doubtful accounts

The Company recognizes periodically in its results of operations an allowance for doubtful accounts for its portfolios of postpaid customers, distributors and network operators (basically for interconnection fees). The allowance is based primarily on past write-off experience and on the aging of accounts receivable balances, as well as management’s estimates as to when dispute proceedings with operators will be resolved.

Collection policies and procedures vary by the type of credit extended, the payment history of customers and the age of the unpaid calls.

The risk of uncollectibility from intercompany receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

j) Inventories

Cellular equipment inventories are initially recognized at historical acquisition cost, and valued using the average-cost method.

k) Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method and until 2008, the acquisition of non-controlling interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction. Effective January 1, 2009, in conformity with Mexican FRS B-7, Business Combinations, if the acquisition of non-controlling interest is made at fair value, the purchase price is also recognized based on the fair value of the net assets acquired.

Goodwill represents the difference between the acquisition price and the fair value of the net assets acquired at acquisition date.

Goodwill is recorded initially at acquisition cost and up to December 31, 2007 was restated using adjustment factors derived from the NCPI. Goodwill is no longer amortized, but rather is subject to annual impairment valuations at the end of each year, or during the year if there are indications of impairment.

Impairment losses are recognized when the carrying amount of goodwill exceeds its recovery value. The Company determines the recovery value of goodwill based on its perpetuity value, which is computed by dividing the average excess in the value in use of the cash generating unit where the intangible is identified, by the average of the appropriate discount rates used in the projection of the present value of cash flows from the cash generating unit.

For the year ended December 31, 2007, there were no goodwill impairment losses recognized by the Company.

For the year ended December 31, 2008, the Company recognized a loss of Ps. 527,770 from impairment in the value of goodwill. Such loss was included in the statement of income as part of the caption Other expenses, net. This impairment was originated by the subsidiary in Honduras.

For the year ended December 31, 2009, there was no impairment losses recorded.

l) Telephone plant, property and equipment

Effective January 1, 2008, purchases of plant, property and equipment are recorded at acquisition cost. Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were restated based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors), while plant, property and equipment of domestic origin were restated based on the NCPI.

Depreciation is computed on restated values using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put to use.

Annual depreciation rates are as follows:

Telephone plant	10% to 33%
System-performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

As of January 1, 2007, the Company adopted the provisions of Mexican FRS D-6, Capitalization of the Comprehensive Cost of Financing, establishing that entities must capitalize comprehensive financing cost (CFC), which corresponds to net interest expense, exchange differences, the monetary position result and other financial costs related to the acquisition of the telephone plant.

The comprehensive cost of financing incurred during the building and installation period is capitalized and was restated up to December 31, 2007 using the NCPI. The net effect of the capitalization of such cost in 2007 was an increase in net income in 2007 of Ps. 1,158,576 (Ps. 834,175 net of taxes), Ps. 7,053,951 (Ps. 5,289,244 net of taxes) in 2008 and Ps. 1,626,731 (Ps.1,127,202 net of taxes) in 2009.

The value of plant, property and equipment is reviewed on an annual basis to verify whether there are indicators of impairment. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying value, the difference is recognized as an impairment loss.

During the year ended December 31, 2007, the Company wrote-off the remaining carrying value of its telephone plant that utilizes TDMA technology in Colombia and Ecuador due to its obsolescence. This write-down was made after considering both technological obsolescence of TDMA in those specific geographies and also other economic and operational considerations. The write-off amounted to Ps. 2,735,000 and has been included as a component of the caption Other expenses, net in the accompanying 2007 consolidated statement of income. The Company also began to accelerate TDMA depreciation in Brazil (see Note 7).

For the year ended December 31, 2008, the Company recognized a loss of Ps. 113,422 from impairment in the value of the telephone plant recorded in the consolidated balance sheet. Such loss was included in the statement of operations as part of the caption Other expenses, net.

For the year ended December 31, 2009, there were no impairment losses recognized.

m) Licenses and trademarks

Effective January 1, 2008, the Company records licenses at acquisition cost. Through December 31, 2007, licenses were restated based on the rate of inflation of each country.

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at the business acquisition date. Licenses are being amortized using the straight-line method over periods ranging from 15 to 40 years, which correspond to the usage period of each license.

Trademarks are recorded at their values in use at the date acquired, as determined by independent appraisers, and are amortized using the straight-line method over a ten-year period.

The carrying values of intangible assets with definite useful lives are reviewed annually and whenever there are indications of impairment in such values. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying amount, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use and intangibles with definite useful lives whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

At December 31, 2008, the Company recognized a loss of Ps. 98,661 from impairment in the value of licenses recorded in the consolidated balance sheet and recognized the loss in the statement of income as part of the caption Other expenses, net. This impairment was originated by the subsidiary in Honduras.

For the years ended December 31, 2007 and 2009, there were no impairment losses recognized.

n) Leases

- Sale and leaseback

The Company entered into sales and leaseback agreements that meet the conditions for consideration as financial leases. Such agreements give rise to losses derived from the difference between the asset’s sale price and its value in books that result in the recognition of deferred charges that are being amortized based on the remaining useful life of the related assets at the time of sale.

- Operating leases

Rent paid under operating leases is recognized in results of operations as it accrues.

- Financial leases

Lease arrangements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any benefit or scrap value.

o) Transactions in foreign currencies

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign currency denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations, except for those arising on foreign currency denominated loans for the construction of fixed assets, as such costs are capitalized as comprehensive financing costs during the construction stage.

See Note 14 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

p) Accounts payable and accrued liabilities

Liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from past events, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is material, the amount of the reserve is determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the reserve is recognized as financial expense.

Reserves for contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, contingencies are only recognized when they will generate a loss.

q) Employee benefits

In Radiomóvil Dipsa, S.A. de C.V. and in Telecomunicaciones de Puerto Rico, S.A., the Company has established defined benefit pension plans. These plans require the valuation and recognition of the accumulated effects of retirement and post-retirement labor obligations. Such effects are determined based on actuarial studies using the projected unit-credit method.

In Consorcio Ecuatoriano de Telecomunicaciones S.A. (subsidiary in Ecuador), the Company has an individual capitalization pension plan, whereby it purchases a single-premium deferred annuity from an insurance company, for which the Company only makes a yearly premium payment. In accordance with Mexican FRS D-3, this plan falls under the category of a defined contribution plan and thus, only the net period cost of the plan must be disclosed.

Seniority premiums are paid to personnel of the Mexican subsidiaries as required by Mexican labor law. Also under Mexican labor law, the Company is liable for certain benefits accruing to workers who leave or are dismissed in certain circumstances.

The Company recognizes annually the cost for pension benefits, seniority premiums and termination payments based on independent actuarial computations applying the projected unit-credit method, using real rates (financial hypotheses net of inflation). The latest actuarial computation date was prepared as of December 31, 2009.

In conformity with the labor laws of the rest of the countries in which the Company operates, there are no statutory defined benefit plans or compulsory defined contribution structures for companies. However, the foreign subsidiaries make contributions to national pension, social security and severance plans in accordance with the percentages and rates established by the applicable laws.

Such contributions are made to bodies designated by each government and are recorded in results of operations as direct labor benefits as they are incurred or when the contribution is made.

Effective January 1, 2008, the Company adopted Mexican FRS D-3, Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. The adoption of Mexican FRS D-3 did not have an effect on the Company’s financial position or results of operation.

Actuarial gains and losses are amortized over the estimated average remaining working lifetime of Company employees, which is 20 years.

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

r) Employee profit sharing

Current-year employee profit sharing is presented under the caption “Commercial, administrative and general expenses” in the income statement.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognized deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate (Mexico and Peru) and 15% (Ecuador) to all differences between the book and tax values of all assets and liabilities. At December 31, 2008 and 2009, the amounts were not significant.

Through December 31, 2007, deferred employee profit sharing was determined only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, provided there was no indication that the related liability or asset would not be realized in the future.

s) Taxes on profits

Current year taxes on profits are presented as a short-term liability, net of prepayments made during the year.

The Company determines deferred taxes on profits based on the asset and liability method established in Mexican FRS D-4, Taxes on Profits. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, including effects of translation, applying the enacted income tax rate or the flat-rate business tax rate (“FRBT”, applicable only in Mexico), as the case may be, effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, creates a valuation allowance for those assets that are not more likely than not to be realized.

Effective January 1, 2008, asset tax paid in excess of income tax in Mexico is treated as a tax credit, while through December 31, 2007, asset tax was recorded as part of deferred income tax. In both cases, an evaluation of its future realization is performed.

As a result of the adoption of Mexican FRS D-4 in 2008, the Company recognized deferred taxes in the amount of Ps. 2,825,486 for the effects of translation of foreign companies at December 31, 2008. Such amount is presented in a shareholders’ equity item as part of the caption “Accumulated other comprehensive income items”.

t) Advertising

Advertising costs are expensed as incurred. For the years ended December 31, 2007, 2008 and 2009, advertising expenses aggregated to Ps. 7,175,663, Ps. 8,520,506 and Ps. 9,932,119, respectively.

u) Comprehensive income

Comprehensive income consists of the net income for the year plus the following items that are reflected directly in shareholders’ equity: the effect of translation of financial statements of foreign entities, the effect of current year deferred taxes, and other items different from net income.

At December 31, 2008 and 2009, an analysis of accumulated other comprehensive income items other than net income is as follows:

	2008	2009
Effect of translation of foreign entities	Ps. 21,814,383	35,051,170
Deferred taxes	(2,825,486)	(10,268,897)

	Ps. 18,988,897	Ps. 24,782,273

v) Earnings per share

The Company determined earnings per share by dividing net majority income by the weighted average number of shares issued and outstanding during the period. In determining the weighted average number of shares issued and outstanding, shares acquired by repurchases by the Company have been excluded.

w) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions. Actual results could differ from these estimates.

x) Concentration of risk

The Company’s principal financial instruments consist of bank loans, derivative financial instruments, financial leases and accounts payable. The Company has other financial assets, such as accounts receivable, prepaid expenses and short-term deposits, that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. To reduce the risks related to fluctuations in exchange rates, the Company uses derivative financial instruments.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings.

The Company operates internationally and is therefore exposed to market risks related to fluctuations in exchange rates.

The Company relies on several key suppliers. Approximately 21%, 32% and 31% of the Company’s aggregate interconnection expenditures for the years ended December 31, 2007, 2008 and 2009, respectively, represented services rendered by one supplier; approximately 75%, 70% and 66%, respectively, of the aggregate cost of cellular telephone equipment for such periods represented purchases from three suppliers; and approximately 58%, 54% and 39%, respectively, of telephone plant purchases were made from two suppliers. If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

y) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate fluctuations, the Company utilizes swaps, cross currency swaps and forwards to fix exchange rates to the liabilities being hedged; however, since the Company has not formally documented the hedging relationship, it does not apply hedge accounting rules to its derivative financial instruments.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. Changes in the fair value of derivatives are recognized in results of operations.

z) Statement of income presentation

Costs and expenses in the Company’s income statement are presented on a combined basis between their nature and function, which allows operating income levels to be shown, since such classification allows the captions to be compared with other companies in the Telecommunications industry.

The “Operating income” caption is shown in the statement of income since it is an important indicator used for evaluating the Company’s operating results. Operating income consists of ordinary revenues and operating costs and expenses and thus excludes other income (expenses), net. This presentation is comparable to the one used in the financial statements at and for the years ended December 31, 2007 and 2008.

z.1) Mexican FRS B-2, Statement of Cash Flows

Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statements of cash flows for the years ended December 31, 2008 and 2009 were prepared using the indirect method. The statement of cash flows is not comparable to the statement of changes in financial position that is presented for the year ended December 31, 2007.

z.2) Operating segments

Segment information is prepared based on information used by the Company in its decision-making processes based on the geographical areas in which América Móvil operates.

z.3) New accounting pronouncements that became effective in 2009

Mexican FRS B-7, Business Combinations

In December 2008, the CINIF issued Mexican FRS B-7, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaced Mexican accounting Bulletin B-7, Business Combinations.

Both Mexican FRS B-7 and Mexican accounting Bulletin B-7 require the application of the purchase method for the recognition of business combinations. However, unlike Mexican accounting Bulletin B-7, this standard: (i) requires that the total net assets acquired and consideration paid to be valued at fair value; and (ii) requires that all of the costs incurred in a business combination be recognized in the operating results of the acquiring entity. As a result of this change, it was clarified that goodwill must be determined for both the controlling (majority) interest and the non-controlling (minority) interest, the latter of which must be valued at fair value.

In certain cases, this standard allows transactions between entities under common control to be treated as business combinations, unlike Mexican accounting Bulletin B-7, which requires such transactions, without exception, to be stated at book value. Regarding business combinations carried out in stages, this standard also clarifies that the values recognized in the balance sheet of the buyer for its investment, net of any depreciation, amortization or impairment adjustments, are to be considered as part of the consideration paid (and not at their fair value), when determining goodwill at the time control is acquired over the investee.

Finally, Mexican FRS B-7 also clarifies that the recognition of push-down adjustments to the financial statements of the acquired entity is not applicable in Mexico and provides no transitory guidance in this regard.

The Company did not have business acquisitions in 2009, and thus the adoption of this standard had no impact on the Company’s financial statements

Mexican FRS B-8, Consolidated and Combined Financial Statements

Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements, and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

The most important amendments, changes or additions to this standard are as follows:

Unlike Mexican accounting Bulletin B-8, Mexican FRS B-8 does not require sub-holding companies to present consolidated financial statements under certain circumstances. In such cases, the investments in subsidiaries of these intermediary holding companies are accounted for using the equity method.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

This standard also includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of SIC 12, Consolidation - Special Purpose Entities. Mexican FRS B-8 establishes that specific purpose entities over which the Company exercises control must be consolidated, irrespective of their business purpose or line of business.

e) This standard establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between shareholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in shareholders’ equity.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements since there was no change in control, the Company has no special purpose entities and did not acquire any subsidiaries.

Mexican FRS C-7, Investments in Affiliates and Other Permanent Investments

Mexican FRS C-7 modifies the guidelines for the accounting recognition of investments in affiliates contained in Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Under the new standard, significant influence is considered to exist when an entity holds an equity interest of more than 10% in the case of publicly traded entities, and 25% in the case of unlisted entities. This standard establishes that in determining the existence of control, any potential exercisable or convertible voting rights held must be taken into account. Mexican FRS C-7 establishes the guidelines for determining the existence of significant influence in the case of SPEs and provides a specific procedure for recognizing the accumulated losses incurred by affiliates.

This standard requires the financial statements of affiliates to be prepared under the same Mexican FRS as those of the controlling company, which eliminates the possibility of recognizing the equity interest in regulated affiliates using financial statements prepared under the specific accounting standards for their sectors.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Mexican FRS C-8, Intangible Assets

This standard replaces Mexican accounting Bulletin C-8, Intangible Assets, for fiscal years beginning on January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions and eliminates the presumption that the useful life of an intangible asset could not exceed twenty years. Furthermore, the standard adds the requirement of an accelerated amortization period as a condition for impairment and modifies the definition of pre-operating costs.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

The most important new accounting pronouncements that will become effective in 2010 are as follows:

Mexican FRS C-1, Cash and Cash Equivalents

Mexican FRS C-1 was issued by the CINIF in November 2009 to replace Mexican accounting Bulletin C-1, Cash, and is effective for fiscal years beginning on or after January 1, 2010. The principal changes compared to the old Mexican accounting Bulletin C-1 are as follows:

a) Under this standard, cash and cash equivalents are required to be grouped together.

b) Mexican FRS C-1 establishes that restricted cash and cash equivalents must be presented in the cash and cash equivalents caption in the statement of financial position, rather than separately.

c) This standard substitutes the term “short-term demand investments” with the new term “liquid demand investments”.

d) Mexican FRS C-1 also defines the following terms: acquisition costs, cash equivalents, restricted cash and cash equivalents, liquid demand investments, net realizable value, nominal value and fair value.

The Company does not believe that the adoption of this new accounting standard will have a material effect on the valuation of its cash and cash equivalents and that it will only give rise to changes in the names of certain items.

The most important new accounting pronouncements that will become effective in 2011 are as follow:

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

Information to be disclosed - Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to entity’s products, geographic regions, customers and suppliers.

Business risks - In identifying operating segments, this standard does not require that different areas of the business necessarily be subject to different risks.

Segments in the pre-operating stage - Under Mexican FRS B-5, the different areas of a business in its pre-operating stage may be classified as operating segments.

Disclosure of financial results - This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

Disclosure of liabilities - Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

Mexican FRS B-9, Interim Financial Information

In November 2009, the CINIF issued Mexican FRS B-9, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-9 will replace Mexican accounting Bulletin B-9.

Mexican FRS B-9 establishes that interim financial information must contain, as a minimum for each interim period, the following comparative financial statements:

•	Condensed statement of financial position

•	Condensed income statement or statement of activities, as applicable

•	Condensed statement of changes in shareholders’ equity

•	Condensed statement of cash flows

•	Notes to financial statements with select disclosures

Mexican FRS B-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

International Financial Reporting Standards Adoption

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the International Accounting Standards Board. Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. The Company plans to begin reporting financial statements in IFRS no later than 2012.

z.4) Reclassifications

Certain captions shown in the 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2008 and 2009 financial statements

		As originally issued 2007	Reclassification	As reclassified 2007
Statement of income:
Depreciation and amortization	(1)	Ps.40,818,281	Ps.(412,263)	Ps.40,406,018
Commercial, administrative and general expenses	(1)	53,193,145	412,263	53,605,408

(1)	Reclassification of amortization of prepaid expenses in 2007

z.5) Convenience translation

U.S. dollar amounts as of December 31, 2009 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos as of December 31, 2009, divided by an exchange rate of Ps. 13.059 per dollar, which is the December 31, 2009 exchange rate. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

3. Investments in Marketable Securities

At December 31, 2008 and 2009, the Company does not have a marketable securities portfolio.

However, at December 31, 2007, the net unrealized loss on for-trading securities was Ps. 2,441. The net realized gain was Ps. 29,604 and Ps. 19,786 for the years ended December 31, 2007 and 2008, respectively. All such valuation results are recognized in results of operations.

As a result of the loss in the market value of the securities of the issuer U.S. Commercial (USCO), in 2007, the Company recorded an other than temporary loss of Ps. 1,362,900 in its results of operations under the other financing costs, net caption. In December 2007, USCO’s shares were transferred to the Carso Foundation (a related party) as a charitable donation.

4. Accounts Receivable

a) An analysis of accounts receivable is as follows:

	December 31
	2008		2009
Subscribers	Ps.	24,815,416	Ps.	24,289,422
Distributors		10,233,726		13,588,162
Cellular operators for interconnections of networks and other facilities including the “Calling Party Pays” program		9,713,659		10,746,263
Recoverable taxes		9,967,980		10,433,259
Sundry debtors		3,465,030		4,347,480

		58,195,811		63,404,586
Less: Allowance for doubtful accounts of customers, distributors and cellular operators		(5,425,135)		(7,485,602)

Net	Ps.	52,770,676	Ps.	55,918,984

b) An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007		2008		2009
Balance at the beginning of the period	Ps.	(4,324,981)	Ps.	(6,044,433)	Ps.	(5,425,135)
Increase through charge to expenses		(4,642,250)		(5,676,033)		(5,700,276)
Applications to the allowance		3,192,832		6,950,478		3,963,895
Effect of translation		(270,034)		(655,147)		(324,086)

Balance at the end of the period	Ps.	(6,044,433)	Ps.	(5,425,135)	Ps.	(7,485,602)

5. Inventories

An analysis of inventories at December 31, 2008 and 2009 is as follows:

	December 31
	2008		2009
Cellular telephones, accessories, cards and other materials	Ps.	33,035,047	Ps.	23,195,148
Less:
Reserve for obsolete and slow-moving inventories		(1,229,905)		(1,659,130)

Total	Ps.	31,805,142	Ps.	21,536,018

6. Other Assets

a) An analysis of other assets at December 31, 2008 and 2009 is as follows:

	December 31
	2008	2009
Current assets:
Prepaid expenses (including advertising, insurance and maintenance)	Ps. 2,353,677	Ps. 2,281,290
Other	286,235	439,693

	Ps. 2,639,912	Ps. 2,720,983

Non-current assets:
Recoverable taxes	Ps. 1,082,370	Ps. 1,982,292
Sale and leaseback of the telephone plant	5,706,564	3,503,068
Advances to related parties for use of fiber optic	748,701	883,102
Prepaid expenses	1,643,352	2,246,343

Total	Ps. 9,180,987	Ps. 8,614,805

From 2003 to 2008, the Company sold part of its telephone plant to unrelated parties for Ps. 7,875,591 and then leased back the plant under financial leaseback agreements. The losses incurred on such transactions are being amortized based on the remaining useful lives of the assets at the time of sale.

Amortization expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 2,706,612, Ps. 1,618,201 and Ps. 1,968,716, respectively.

7. Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2008 and 2009 is as follows:

	December 31,
	2008	2009
Telephone plant and equipment	Ps. 320,141,371	Ps. 371,426,995
Land and buildings	21,148,304	22,268,890
Other assets	39,713,303	51,486,555

	381,002,978	445,182,440
Less: Accumulated depreciation	(204,323,681)	(249,140,213)

Net	176,679,297	196,042,227
Construction in progress and advances to equipment suppliers	30,361,241	28,091,540
Inventories, primarily for use in the construction of the telephone Plant	2,856,282	2,915,242

Total	Ps. 209,896,820	Ps. 227,049,009

b) At December 31, 2008 and 2009, plant, property and equipment include the following assets held under capital leases:

	2008	2009
Assets under capital leases	Ps. 3,046,236	Ps. 2,230,216
Accumulated depreciation	(1,254,925)	(1,046,156)

	Ps. 1,791,311	Ps. 1,184,060

c) Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 31,162,660, Ps. 32,677,429 and Ps. 42,953,356, respectively.

d) Given the speed in which important breakthroughs and changes in telecommunications equipment technology arise, the Company reevaluates periodically the estimated useful life of its telephone plant and adjusts the plant’s remaining useful life accordingly. In 2007, the Company increased the depreciation rate of TDMA technology and certain other assets primarily in Brazil and Colombia. This change in estimate was made to better reflect the technological advances of telecommunications equipment and other operational decisions. The effect of the depreciation rate increase was a Ps. 5,796,000 increase in depreciation for 2007. In 2008 the Company did not change the estimated useful life of its telephone plant.

In 2009, the subsidiary in Brazil prospectively increased the depreciation rate of its GSM telephone plant. Such increase represented an additional charge of Ps. 4,461,748 to depreciation expense for 2009.

e) The most relevant information used in determining the capitalized comprehensive financing cost is as follows:

	2008		2009
Amounts invested during the year in the acquisition of qualifying assets	Ps.	30,700,024	Ps.	29,803,816
Capitalized comprehensive financing cost		7,053,951		1,626,731
Capitalization rate		23%		5%

This amount is amortized over a period of seven years, which is the estimated useful life of the plant.

f) An analysis of the comprehensive financing cost for the year is as follows:

	December 31,
	2007		2008		2009
Total comprehensive financing cost accrued	Ps.	(1,546,061)	Ps.	(20,918,824)	Ps.	(4,608,655)
Capitalized amount		1,158,576		7,053,951		1,626,731

Total comprehensive financing cost	Ps.	(387,485)	Ps.	(13,864,873)	Ps.	(2,981,924)

8. Intangible Assets

An analysis of intangible assets at December 31, 2007, 2008 and 2009 is as follows:

	December 31, 2007
	Balance at beginning of Year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	35,798,989	Ps.	2,089,815					Ps.	37,888,804
Effect of translation		16,491,301					Ps.	5,468,598		21,959,899
Accumulated amortization		(17,585,259)			Ps.	(5,699,140)				(23,284,399)

Net	Ps.	34,705,031	Ps.	2,089,815	Ps.	(5,699,140)	Ps.	5,468,598	Ps.	36,564,304

Trademarks	Ps.	10,419,154	Ps.	397,597					Ps.	10,816,751
Effect of translation		(716,031)					Ps.	(92,814)		(808,845)
Accumulated amortization		(3,569,146)			Ps.	(837,606)				(4,406,752)

Net	Ps.	6,133,977	Ps.	397,597	Ps.	(837,606)	Ps.	(92,814)	Ps.	5,601,154

Goodwill	Ps.	30,292,697	Ps.	17,649,528					Ps.	47,942,225
Effect of translation		2,179,498					Ps.	366,925		2,546,423
Accumulated amortization		(5,763,776)								(5,763,776)

Net	Ps.	26,708,419	Ps.	17,649,528			Ps.	366,925	Ps.	44,724,872

	December 31, 2008
	Balance at beginning of Year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	37,888,804	Ps.	13,736,514					Ps.	51,625,318
Effect of translation		21,959,899					Ps.	(528,923)		21,430,976
Accumulated amortization		(23,284,399)			Ps.	(6,574,249)				(29,858,648)
Impairment of the year						(98,661)				(98,661)

Net	Ps.	36,564,304	Ps.	13,736,514	Ps.	(6,672,910)	Ps.	(528,923)	Ps.	43,098,985

Trademarks	Ps.	10,816,751							Ps.	10,816,751
Effect of translation		(808,845)					Ps.	306,815		(502,030)
Accumulated amortization		(4,406,752)			Ps.	(897,430)				(5,304,182)

Net	Ps.	5,601,154			Ps.	(897,430)	Ps.	306,815	Ps.	5,010,539

Goodwill	Ps.	47,942,225	Ps.	452,302					Ps.	48,394,527
Effect of translation		2,546,423					Ps.	46,877		2,593,300
Accumulated amortization		(5,763,776)								(5,763,776)
Impairment of the year					Ps.	(527,770)				(527,770)

Net	Ps.	44,724,872	Ps.	452,302	Ps.	(527,770)	Ps.	46,877	Ps.	44,696,281

	December 31, 2009
	Balance at beginning of year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	51,625,318	Ps.	485					Ps.	51,625,803
Effect of translation		21,430,976					Ps.	6,758,840		28,189,816
Accumulated amortization		(29,858,648)			Ps.	(7,275,779)				(37,134,427)
Impairment of the year		(98,661)								(98,661)

Net	Ps.	43,098,985	Ps.	485	Ps.	(7,275,779)	Ps.	6,758,840	Ps.	42,582,531

Trademarks	Ps.	10,816,751							Ps.	10,816,751
Effect of translation		(502,030)					Ps.	(151,556)		(653,586)
Accumulated amortization		(5,304,182)			Ps.	(884,456)				(6,188,638)

Net	Ps.	5,010,539			Ps.	(884,456)	Ps.	(151,556)	Ps.	3,974,527

Goodwill	Ps.	48,394,527							Ps.	48,394,527
Effect of translation		2,593,300					Ps.	1,108,998		3,702,298
Accumulated amortization		(5,763,776)								(5,763,776)
Impairment of the year		(527,770)								(527,770)

Net	Ps.	44,696,281					Ps.	1,108,998	Ps.	45,805,279

a) A description of the principal changes in the caption licenses at December 31, 2007 and 2008 is as follows:

In May 2008, the Company announced that Conecel had been notified by the Consejo Nacional de Telecomunicaciones de Ecuador that it had accepted Conecel’s proposal and payments terms regarding the license renewal for a period of 15 years. Conecel made an initial fixed payment of US$ 289 million (Ps. 4,003,439) to the Ecuadorian government for the new 15-year concession and will subsequently make payments determined at 3.93% of the gross revenues on the services awarded.

On May 7, 2008, the Company was awarded the bid to provide mobile voice services as well as data and video transmission services (PCS) in Panama. The license obtained by its subsidiary in Panama, Claro Panamá, S.A., grants the right to use and exploit 30 MHz in the 1900 MHz band over a period of 20 years. The amount paid by the Company for such license was US$ 86 million (Ps. 895,626).

The Company acquired a license to operate 20 MHz of additional spectrum in five regions in Brazil and 30 MHz of additional spectrum in six regions in such country. The amount paid by the Company in April 2008 for these new rights aggregated to Ps. 8,830,124 (approximately 1.4 billion Brazilian reais).

For the year ended December 31, 2007:

In March 2007, the Company acquired the shares of Telecomunicaciones de Puerto Rico, Inc. (see Note 9.I)

- In September 2007, the Company was ceded the rights to exploit the 1,895 and 1,970 MHz radio spectrum frequency F sub-bands to operate and provide cellular telephony services in El Salvador. The amount paid by the Company for such licenses was Ps. 177,269.

- In September 2007, the Company acquired a B band license for frequencies between 835 and 894 MHz to operate and provide cellular telephony services in Peru. The amount paid by the Company for such licenses was Ps. 251,965.

c) As a result of certain acquisitions, in 2007, the Company also acquired customer-related intangible assets for Ps. 685,679. These intangible assets are amortized based on their estimated useful lives, which are 5 years.

d) Annual amortization expense associated with licenses and trademarks is expected to be approximately Ps. 7,420,264 each year for the following five years.

9. Investments in Affiliates and Others

An analysis of this caption at December 31, 2008 and 2009 is as follows:

	2008		2009
Investments in:
Associates (Grupo Telvista, S.A. de C.V.)	Ps.	721,044	Ps.	898,871
Other investments		68,568		75,822

Total	Ps.	789,612	Ps.	974,693

I. Investments in subsidiaries

During 2007 and 2008, the Company made a number of investments in subsidiaries which are described as follow:

The Company considered appraisals from independent experts to determine the fair value of the net assets acquired. An analysis of the acquisition price of the net assets acquired per company based on fair values at the acquisition date is as follows:

- 2008 Acquisitions

	Estesa Holding
Current assets	Ps.	44,224
Fixed assets		147,627
Other assets		1,612
Less:
Total liabilities		160,559

Fair value of net assets acquired		32,904
% of equity acquired		100%

Net assets acquired		32,904
Amount paid		485,206

Goodwill generated	Ps.	452,302

a) In August 2008, the Company acquired 100% of the shares of Estesa Holding Corp., a cable television and broadband platform service provider for homes and businesses in Nicaragua. The amount paid for the acquisition was Ps. 485,206 (US$ 47,841). The Company plans to use this acquisition to strengthen its position in the telecommunications market in Central America.

- 2007 Acquisitions

	Telecomunicaciones de Puerto Rico, Inc.		Oceanic Digital Jamaica Limited		Total
Current assets	Ps.	6,611,161	Ps.	160,850	Ps.	6,772,011
Fixed assets		12,086,219		420,641		12,506,860
Licenses		1,318,675		271,995		1,590,670
Trademarks		397,597				397,597
Customer lists and relationships		840,671		—		840,671
Other assets		1,861,055		—		1,861,055
Less:
Total liabilities		19,697,347		174,530		19,871,877

Fair value of net assets acquired		3,418,031		678,956		4,096,987
% of equity acquired		100%		100%

Net assets acquired		3,418,031		678,956		4,096,987
Amount paid		20,946,236		800,279		21,746,515

Goodwill generated	Ps.	17,528,205	Ps.	121,323	Ps.	17,649,528

a) Telecomunicaciones de Puerto Rico

As a result of its expansion in Latin America, on March 30, 2007, the Company announced the acquisition of 100% of the shares of Telecomunicaciones de Puerto Rico, Inc. The shares were acquired from Verizon Communications, the government of Puerto Rico, Banco Popular and the employees of such company, who before the sale respectively held 52%, 28%, 13% and 7% of the total shares at such date. The Company paid Ps. 20,946,236 (US$ 1,890 million after net debt assumed, which was approximately Ps. 4,104,288 (US$ 370,830).

At the time of acquisition, the Company assumed a liability for the new subsidiary’s retirement and post-retirement labor obligations of approximately Ps. 10,216,851 (US$ 934,650).

Telecomunicaciones de Puerto Rico provides telecommunication services, including fixed-line and cellular services in Puerto Rico. Telecomunicaciones de Puerto Rico’s results of operations have been included in the consolidated financial statements as of April 2007. The Company expects the acquisition of Puerto Rico to contribute to the strategy of becoming the leading wireless communication provider in Latin America.

b) Oceanic Digital Jamaica Limited

In November 2007, the Company completed the acquisition of 100% of the shares of Oceanic Digital Jamaica, Ltd. Oceanic Digital Jamaica provides mobile telephone and value added services in the Republic of Jamaica. The amount paid for the acquisition was Ps. 800,279 (US$ 73,648) before net cash of Ps. 15,548 (US$ 1,431). Oceanic Digital Jamaica Limited’s results of operations have been included in the consolidated financial statements as of December 2007. The Company expects the acquisition of Oceanic Digital Jamaica Limited to contribute to the strategy of becoming the leading wireless communication provider in Latin America.

- Other acquisitions

In 2007, the Company paid Ps. 53,184 to acquire non-controlling interest in Guatemala, El Salvador, Nicaragua and Colombia. The book value of such shares was Ps. 46,580, and the difference between the book value and price paid is reflected in shareholders’ equity. As a result of these acquisitions, the Company’s equity interest increased from 99.1% to 99.2% in Guatemala; from 99.3% to 99.5% in Nicaragua; and from 99.2% to 99.4% in Colombia.

- General

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

- Unaudited pro forma financial data

The following consolidated pro forma financial data for the years ended December 31, 2007 and 2008 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of licenses and adjustments related to depreciation of fixed assets of the acquired companies.

The pro forma adjustments assume that the acquisitions were made at the beginning of the year of acquisition and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma consolidated for the years ended December 31,
	2007	2008
Operating revenues	Ps.315,415,110	Ps.345,849,287
Income from continued operations	58,809,925	60,115,083
Net income	58,809,925	60,115,083
Earnings per share (in Mexican pesos)	1.67	1.76

10. Derivative financial instruments

To protect itself against future increases in interest rates for the servicing of its long-term debt of Ps. 101,741,199, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with the same financial institutions from which the Company has obtained unsecured loans, with no collateral and no values given as a guarantee. The weighted average interest rate is 2.14%. The swap floating rate is the three-month London Interbank Offered Rate (LIBOR) and is due every three months, coinciding with the payments of interest.

At December 31, 2008 and 2009, the financial instruments contracted by the Company are as follows:

	Amounts in thousands
	2008				2009
Instrument	Notional amount		Fair value		Notional amount		Fair value
Cross Currency Swaps Swaps Dollar-Peso	US$	610,000	Ps.	(483,916)	US$	146,965	Ps.	(2,699)
Swaps Euro-Peso						€82,000		24,578
Swaps Euro-Dollar						€142,821		106,637
Swaps Yen-Dollar						¥13,000,000		(27,181)
Interest rate swaps and Cross Currency Swaps	US$	350,000		2,371,725		—
Forwards Dollar-Peso	US$	2,700,000		1,237,405	US$	1,965,000		(92,974)

Total			Ps.	3,125,214			Ps.	8,361

With respect to the aforementioned financial instruments, the valuation gain (loss) for the years ended December 31, 2007, 2008 and 2009 aggregated to Ps. 23,851, Ps. 7,497,200 and (Ps. 732,566), respectively, and was included in the statement of income as part of comprehensive result of financing in the Other financing cost (income), net caption.

11. Employee Benefits

The Company’s post-retirement obligations for seniority premiums, pension and retirement plans, and medical services in the countries in which it operates and that have defined benefit and defined contribution plans are as follows:

a) Puerto Rico

Pension plan

In accordance with the provisions of the Employee Retirement Income Security Act issued in 1974, all full-time employees are entitled to a pension plan and the contributions to such plan are deductible for income tax purposes.

This pension plan is comprised of two types of payment:

a)	Life-long or retirement pension to which employees are entitled to when they have reached a certain number of years of service and that is computed by applying certain percentages to the number of years of service and based on the employee’s salary of the last three years.

b)	The payment of an amount that ranges from 9 to 12 months of the employee’s current salary. The number of months (9 to 12) also depends on the years of service.

The benefit costs and obligations, together with the status of the funds and costs related to these post-retirement pension plans at December 31, 2008 and 2009, are as follows:

	2008				2009
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation at beginning of year	Ps.	15,243,410	Ps.	7,144,994	Ps.	18,904,990	Ps.	9,926,295
Labor cost		309,201		88,392		272,013		79,906
Finance cost on projected benefit obligation		1,121,865		590,121		1,101,802		515,597
Actuarial loss (gain)		(253,748)		735,942		777,985		(615,052)
Other amended plans				31,964		(824,304)		(269,662)
Payments from trust fund		(1,264,234)		(422,138)		(1,418,253)		(454,064)
Effect of translation		3,748,496		1,757,020		(785,015)		(353,354)

Projected benefit obligation at end of year	Ps.	18,904,990	Ps.	9,926,295	Ps.	18,029,218	Ps.	8,829,666

Changes in plan assets:
Established fund at beginning of year	Ps.	13,526,767			Ps.	14,959,431
Effect of business acquisition		—
Actual return on plan assets		(807,465)				693,221
Employee contributions		69,221	Ps.	422,138		121,916	Ps.	438,890
Payments from trust fund		(1,264,234)		(422,138)		(1,418,266)		(438,890)
Effect of translation		3,435,142				(450,999)

Established fund at end of year	Ps.	14,959,431	Ps.	—	Ps.	13,905,303	Ps.	—

Unfunded labor obligation	Ps.	(3,945,559)	Ps.	(9,926,295)	Ps	(4,123,915)	Ps.	(8,829,666)
Unrecognized actuarial loss (gain)		1,933,608		644,843		2,474,363		(263,851)

Accrued labor obligation	Ps.	(2,011,951)	Ps.	(9,281,452)	Ps.	(1,649,552)	Ps.	(9,093,517)

Net period cost

The net period cost at December 31, 2007, 2008 and 2009 is comprised of the following elements:

	2007				2008				2009
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Labor cost	Ps.	184,291	Ps.	57,113	Ps.	309,201	Ps.	88,392	Ps.	272,013	Ps.	79,906
Finance cost on projected benefit obligation		670,336		322,672		1,121,865		590,121		1,101,802		515,597
Projected return on plan assets		(779,532)		(9,334)		(1,382,477)		(15,136)		(1,184,295)		(34,334)

	Ps.	75,095	Ps.	370,451	Ps.	48,589	Ps.	663,377	Ps.	189,520	Ps.	561,169

	2007				2008				2009
Projected benefit obligation	Ps.	15,243,410	Ps.	7,144,994	Ps.	18,904,990	Ps.	9,926,295	Ps.	18,029,218	Ps.	8,829,666
Accumulated benefit obligation		13,953,983		7,144,994		17,542,843		9,926,295		17,809,050		8,829,666
Fair value of plan assets		13,526,767		—		14,959,943		—		13,905,303		—

The unrecognized net actuarial loss of Ps. 2,578,451 for 2008 derives from: i) changes in actuarial assumptions primarily due to changes in the rates of return on assets; and ii) experience adjustments.

Actuarial assumption

The average rates used to determine the net period cost for 2007, 2008 and 2009 are as follows:

	2007	2008	2009
Discount rate	6.25%	6.25%	6.25%
Expected rate of return	8.5%	8.5%	8.5%
Rate of future salary increases	4.00%	4.00%	4.00%

The average rates and other actuarial assumptions used in determining post-retirement obligations for medical services and others are as follows:

	2007	2008	2009
Cost percentage of increase in health care for the following year	8.5%	7.0%	6.90%
Cost percentage due to death	5.0%	5.0%	4.5%
Year to which this level will be maintained	2010	2010	2021

The average rates and other actuarial assumptions used to determine the net period cost of post-retirement obligations are as follows:

	Post-retirement benefits
	2007	2008	2009
Cost percentage of increase in health care for the following year	8.5%	7.00%	5.8%
Cost percentage due to death	5.00%	5.00%	5.0%
Year to which this level will be maintained	2010	2010	2021

The projected return on plan assets is as follows:

	Projected return
	2007	2008	2009
Equity instruments	9.6%	7.8%	5.1%
Debt instruments	5.4%	4.4%	6.3%
Cash and equivalents	4.3%	4.2%	2.6%

Plan assets

The Company invests its plan assets at the following percentages:

	Post-retirement benefits
	2007	2008	2009
Equity instruments	61.0%	2.0%	2.5%
Debt instruments	35.0%	35.0%	41.3%
Cash and cash equivalents	4.0%	63.0%	56.2%

	100.0%	100.0%	100.0%

Cash flows

During 2007, 2008 and 2009, the Company contributed approximately Ps. 1,041,210 (US$ 95,787), Ps. 69,221 (US$ 5,112) and Ps. 121,903 (US$ 9,335), respectively, to the pension plan fund and Ps. 276,686 (US$ 25,454), Ps. 422,138 (US$ 31,181) and Ps. 399,727 (US$ 30,610), respectively, to the post-retirement obligations fund. In accordance with current regulations, during 2010, the Company expects to contribute approximately Ps. 615,468 to the pension plan fund and Ps. 464,816 to the post-retirement obligations fund.

Estimated future payments

An analysis of the payments for labor obligations the Company expects to make in succeeding years is as follows:

	Pensions and sum of benefits		Post-retirement benefits
2010	Ps.	1,280,458	Ps.	479,646
2011		1,271,800		516,237
2012		1,259,394		548,988
2013		1,248,568		579,819
2014		1,264,735		610,703
2015-2019		6,800,187		3,440,706

An analysis of future payments for medicines is as follows:

	Post-retirement benefits
2010	Ps.	14,822
2011		17,094
2012		19,928
2013		23,062
2014		26,470
2015-2019		175,496

c) For Mexico and Ecuador, the net period cost in 2007, 2008 and 2009 is Ps. 3,819, Ps. 15,493 and Ps. 15,939, respectively, for Mexico and Ps. 6,730, Ps. 7,177 and Ps. 13,077, respectively, for Ecuador. The balance of labor obligations at December 31, 2008 and 2009 is Ps. 19,101 and Ps. 22,177, respectively, for Mexico and Ps. 46,143 and Ps. 57,027, respectively, for Ecuador.

d) In Mexico, Ecuador and Peru, the Company is legally required to pay employee profit sharing, in addition to the compensation and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2007, 2008 and 2009 was 10% of taxable income in Mexico and Peru and 15% in Ecuador.

e) The total amount charged to results of operations for employee profit sharing in 2007, 2008 and 2009 is Ps. 758,957, Ps. 1,104,461 and Ps. 1,589,588, respectively.

Starting in 2006, employee profit sharing paid to employees is deductible under certain circumstances for income tax purposes in Mexico. For Ecuador, employee profit sharing is deductible from current year income tax. In Mexico, this deduction aggregated to Ps. 305,273 in 2007, Ps. 353,142 in 2008 and Ps. 473,334 in 2009.

12. Accounts Payable and Accrued Liabilities

a) An analysis of accounts payable and accrued liabilities is as follows:

	December 31,
	2008		2009
Suppliers	Ps.	64,086,196	Ps.	62,131,638
Sundry creditors		8,763,642		10,468,068
Interest payable		2,330,624		1,574,996
Accrued expenses and other provisions		13,685,577		20,179,010
Guarantee deposits		1,057,244		1,263,674
Dividend pending payment		944,118		1,469,199

Total	Ps.	90,867,401	Ps.	97,086,585

b) At December 31, 2008 and 2009, an analysis of accrued expenses and other provisions is as follows:

	Balance at December 31, 2007		Effect of translation		Increase for the year						Balance at December 31, 2008
							Payments		Reversals
Direct employee benefits payable	Ps.	1,024,320	Ps.	66,982	Ps.	1,004,203	Ps.	(598,851)	Ps.	(54,201)	Ps.	1,442,453
Office expenses		576,560		748		127,184		(52,162)		(4,133)		648,197
Professional fees		117,952		26,337		460,273		(353,726)				250,836
Retirement of assets		1,319,795		70,210		390,767		(3,455)				1,777,317
Points and loyalty program		868,638		36,449		604,260		(763,883)				745,464
Contingencies		7,217,852		(115,340)		551,959		(551,869)				7,102,602
Value added services		68,658				535,420						604,078
Other provisions		774,151		180,767		183,245		(23,533)				1,114,630

	Ps.	11,967,926	Ps.	266,153	Ps.	3,857,311	Ps.	(2,347,479)	Ps.	(58,334)	Ps.	13,685,577

	Balance at December 31, 2008		Effect of translation		Increase for the year						Balance at December 31, 2009
							Payments		Reversals
Direct employee benefits payable	Ps.	1,442,453	Ps.	225,454	Ps.	1,102,891	Ps.	(845,015)	Ps.	(83,582)	Ps.	1,842,200
Office expenses		648,197		102,398		74,623		(276,670)				548,548
Professional fees		250,836		7,251		340,692		(296,632)		(1,417)		300,730
Retirement of assets		1,777,317		30,794		1,848,499		(174,904)				3,481,706
Points and loyalty program		745,464		14,200		461,152		(362)		(58,017)		1,162,437
Contingencies		7,102,602		1,536,206		3,765,057		(936,393)		(58,817)		11,408,655
Value added services		604,078		3,560		334,259		(267,333)				674,564
Other provisions		1,114,630		(14,051)		52,361		(390,146)		(2,625)		760,169

	Ps.	13,685,577	Ps.	1,905,812	Ps.	7,979,533	Ps.	(3,187,455)	Ps.	(204,458)	Ps.	20,179,010

13. Debt

The Company’s short- and long-term debt consists of the following:

		2008				2009
Currency	Item	Rate	Maturity from 2009 to	Total 2008		Rate	Maturity from 2010 to	Total 2009
U.S. dollars
	Export Credit Agencies “ECA” credits (fixed rate)	2.71% - 3.2%	2010		Ps. 527,508	2.71% - 3.20%	2010		Ps. 169,607
	ECA credits (floating rate)	L + 0.75%	2015		2,707,660	L + 0.75 - L + 1.50%	2019		4,913,714
	Syndicated loans	L + 0.25%	2011		27,076,600
	Fixed-rate senior notes	4.125% - 6.375%	2037		50,517,558	5.0% - 6.375%	2037		51,608,178
	Lines of credit	L + 0.15 - L + 2.5%	2013		4,397,017	L + 5.14%	2013		151,494
	Leases	7.95% -8.75% & L + 2.9% - 3.16%	2012		587,772	7.95% - 8.75% & TPR + 2.0%	2012		157,916

	Subtotal dollars				85,814,115				57,000,909

Euros
	ECA credits (floating rate)	E(4) + 0.70%	2016		4,979,233	E(5) + 0.70%	2016		7,040,726

	Subtotal euros				4,979,233				7,040,726

Mexican pesos
	Lines of credit	TIIE + 0.24%			4,500,000
	Fixed-rate notes	8.11% - 10.45%	2036		20,060,964	4.1% - 9.0%	2036		19,613,149
	Floating-rate notes	Sundry	2013		7,750,000	Sundry	2013		6,750,000
	Commercial paper	8.18% - 8.53%	2009		5,500,000				—

	Subtotal Mexican pesos				37,810,964				26,363,149

Brazilian reais
	Lines of credit	9.25%	2014		1,155,040	8.78% - 9.20%	2017		2,352,034

	Subtotal Brazilian reais				1,155,040				2,352,034
Colombian pesos
	Bonds	CPI + 6.8% - 7.50% and 7.59%	2016		5,430,792	IPC + 6.8% - 7.50% y 7.59%	2016		5,749,270

	Subtotal Colombian pesos				5,430,792				5,749,270

Other currencies
	Bonds	6.41%	2012		538,602	1.489% - 6.406%	2039		4,546,906
	Leases	6.45%	2011		890,254	2.75% - 6.45%	2012		1,133,455
	Lines of credit	Sundry	2012		6,867,448	Sundry	2013		6,722,691

	Subtotal other currencies				8,296,304				12,403,052

	Total debt				143,486,448				110,909,140

	Less: Short-term debt and current portion of long-term debt				26,731,355				9,167,941

	Long-term debt			Ps.	116,755,093			Ps.	101,741,199

(1)	L = LIBOR or London Interbank Offered Rate
(2)	TIIE = Mexican Weighted Interbank Interest Rate
(3)	FTD = Fixed-Term Deposits
(4)	CPI = Consumer price index
(5)	E = Euribor
(6)	RLR = Reference Liability Rate

Except for the fixed-rate senior notes, interest rates on the Company’s debts are subject to variances in international and local rates. The Company’s weighted-average cost of borrowed funds at December 31, 2009 was approximately 5.8% (5.70% in 2008).

Such rate does not include interest, commissions or the reimbursements for Mexican tax withholdings (typically 4.9% of the interest payment) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2008 and 2009 is as follows:

Debt	2008		2009
Domestic senior notes	Ps.	8,142,073	Ps.	5,038,662
Credit lines drawdowns		10,200,547		1,005,544
Commercial paper		5,500,000
Other loans		270,997		310,547

Total	Ps.	24,113,617	Ps.	6,354,753

Weighted-average interest rate		6.18%		7.61%

An analysis of maturities of the Company’s long-term debt is as follows:

Year	Amount
2011	Ps.	2,454,789
2012		8,943,324
2013		8,623,773
2014		14,516,672
2015		8,065,621
2016 and thereafter		59,137,020

Total	Ps.	101,741,199

Senior Notes - At December 31, 2009, the Company had senior notes issued in U.S. dollars for US$ 3,952 million (Ps. 51,608 million) maturing from 2014 to 2037. The Company also had senior notes issued in Mexican pesos for Ps. 26,363 million maturing in 2010 and 2036. During 2009 América Móvil issued three new senior notes of JPY 13,000 million, US$ 750 million and 4 million Financing Units (FU) in Chile (equivalent to 83,772 million Chilean pesos).

All senior notes issued by the Company are guaranteed by Telcel.

Lines of credit granted or guaranteed by export credit agencies - The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain agencies provide financial support to purchase export equipment from their respective countries. The debt issued under these plans at December 31, 2009 is approximately Ps. 12,124 million.

Domestic senior notes - At December 31, 2009, the domestic senior note debt aggregates to Ps. 13,491 million. In general, these notes bear a fixed or floating interest rate established as a percentage of either the Mexican weighted interbank interest rate (TIIE).

In addition to the above, the Company has two commercial paper programs authorized by the National Banking and Securities Commission (NBSC) for a total amount of Ps. 20,000 million.

General

At December 31, 2009, the Company had a number of bank facilities for approximately Ps. 9,226 million (US$ 707 million). Under all of the facilities, América Móvil and Telcel are the guarantors.

The Company is subject to financial and operating covenants under the loan agreements. In some cases, these covenants limit America Móvil or the guarantor’s ability to: pledge assets, carry out certain types of mergers, sell off all or substantially all of its assets and sell control over Telcel.

The covenants do not restrict the ability of the subsidiaries to pay dividends or make other distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 4 to 1 and a consolidated ratio of EBITDA to interest expense of no less than 2.5 to 1 (based on the terms of the loan agreements). For some of its loans, Telcel is subject to financial covenants similar to those applicable to América Móvil.

A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change in the Company’s control. At December 31, 2009, the Company has complied with all of the above-mentioned requirements.

At December 31, 2008 and 2009, approximately 87% and 85%, respectively, of the total outstanding consolidated debt is guaranteed by Telcel.

14.	Foreign Currency Position and Transactions

At December 31, 2008 and 2009, América Móvil had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions at December 31
	2008		2009
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Assets
U.S. dollars	4,138	13.54	4,831	13.06
Quetzal (Guatemala)	1,145	1.74	885	1.56
Brazilian reais	3,158	5.79	2,939	7.5
Colombian peso	941,758	0.006	913,359	0.006
Argentinean peso	1,331	3.92	1,493	3.44
Uruguayan peso	1,126	0.556	521	0.665
Cordoba (Nicaragua)	1,144	0.682	1,097	0.627
Lempira (Honduras)	751	0.712	470	0.686
Chilean peso	128,447	0.02	115,091	0.03
Peruvian sol	415	4.3	327	4.5
Guarani (Paraguay)	203,435	0.003	267,694	0.003
Dominican peso	32,291	0.382	34,059	0.360
Jamaican dollars	4,285	0.169	3,505	0.146
Euro	119,742	18.91	4,493	18.70
Swiss franc	106	12.67	106	12.61

	Foreign currency in millions at December 31
	2008		2009
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Liabilities
U.S. dollars	(11,955)	13.54	(9,443)	13.06
Quetzal (Guatemala)	(2,760)	1.74	(3,687)	1.56
Brazilian reais	(5,642)	5.79	(6,666)	7.50
Colombian peso	(1,839,490)	0.006	(1,958,152)	0.006
Argentinean peso	(2,753)	3.92	(2,701)	3.44
Uruguayan peso	(1,164)	0.556	(375)	0.665
Cordoba (Nicaragua)	(2,066)	0.682	(3,007)	0.627
Lempira (Honduras)	(2,578)	0.712	(3,246)	0.686
Chilean peso	(328,378)	0.02	(307,903)	0.03
Peruvian sol	(1,253)	4.3	(1,236)	4.52
Guarani (Paraguay)	(330,894)	0.003	(322,035)	0.003
Dominican peso	(13,435)	0.382	(10,179)	0.360
Jamaican dollars	(10,908)	0.169	(5,004)	0.146
Euro	(263,766)	18.91	(376,491)	18.70
Yen			(13,000,000)	0.140

At March 31, 2010, the exchange rates were as follows:

Foreign currency	Exchange rate- Mexican peso per currency
U.S. dollars	12.40
Quetzal (Guatemala)	1.57
Brazilian reais	6.93
Colombian peso	0.006
Argentinean peso	3.21
Uruguayan peso	0.64
Cordoba (Nicaragua)	0.60
Lempira (Honduras)	0.67
Chilean peso	0.02
Peruvian sol	4.92
Guarani (Paraguay)	0.0027
Dominican peso	0.34
Euro	16.69
Swiss franc	11.66
Jamaican dollars	0.14

In the years ended December 31, 2007, 2008 and 2009, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the closing exchange rate at December 31, 2007, while for 2008 and 2009 using the average exchange rate.

	U.S. dollars (thousands)
	2007		2008		2009
Net revenues	Ps.	17,131,480	Ps.	19,036,746	Ps.	18,717,023
Operating costs and expenses		14,576,815		16,023,340		16,042,797
Interest income		375,254		470,033		347,444
Interest expense		608,093		711,218		618,258
Other income (expenses), net		(465,427)		258,211		(146,628)

15.	Contingencies and Commitments

a) As of December 31, 2009, the Company has entered into various leases (as a lessee) with related and third parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases generally run from one to fourteen years.

Provided below is an analysis of minimum rent payments due in the next five years. In some cases, amounts are subject to an annual increase based on the NCPI.

At December 31, 2009, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Capital lease		Operating lease
2010	Ps.	762,458	Ps.	4,314,378
2011		407,219		4,050,849
2012		181,893		3,331,981
2013		—		3,009,501
2014		—		2,130,224
2015 and thereafter		—		3,526,184

Total		1,351,570	Ps.	20,363,117

Less interest		(60,199)

Present value of minimum net rental payments		1,291,371
Less current portion		(716,481)

Long-term obligations	Ps.	574,890

Rent charged to expenses in 2007, 2008 and 2009 aggregated to Ps. 5,052,082, Ps. 6,325,739 and Ps. 8,153,371, respectively.

b) Commitments

At December 31, 2009, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM and 3G networks for up to approximately US$ 7,204 million (approximately Ps. 94,078 million). The estimated completion period for projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

c) Contingencies

América Móvil

NatTel

The plaintiff, NatTel, LLC (“NatTel”) sued the Company and others in a Connecticut state court in the United States based on an August 2007 transaction where the Company purchased shares of Oceanic Digital Jamaica, Ltd. (“ODJ”) from ODC St. Lucia, a subsidiary of Oceanic Digital Communications, Ltd. (“ODC”), in which NatTel is a minority shareholder. Under the agreement governing the transaction, the parties placed approximately US$15 million (approximately Ps. 195.9 million) in escrow with The Bank of New York, and the remaining purchase payments paid certain inter-company debt owed by Oceanic to the majority shareholders in ODC – SAC Capital Associates, LLC and SAC Capital Advisors (collectively, “SAC”).

In the Connecticut action (“State Suit”), NatTel alleges that the entire transaction was intended to deprive NatTel of its fair share of the sales proceeds, and structured so that SAC received the entire proceeds of the sale. NatTel seeks, inter alia, an order that it receive the approximately

US$15 million placed in escrow. On February 7, 2008, the Company filed a motion to dismiss for (i) lack of personal jurisdiction; and (ii) insufficient service. The motion principally argues that the Company does not have sufficient contacts with Connecticut to support the state court’s exercise of personal jurisdiction over it. The Company believes it has several other meritorious defenses to NatTel’s claims.

Concurrently with the State Suit, NatTel also initiated an adversary proceeding in connection with its bankruptcy case in the United States Bankruptcy Court for the District of Connecticut (“Bankruptcy Court”), against many of the parties in the State Suit, including the Company. The adversary proceeding contains the same allegations as the State Suit.

After the filing of the adversary proceeding in Bankruptcy Court, defendants, excluding the Company, filed a motion in the District Court for the District of Connecticut (“District Court”) to withdraw the reference (“Motion to Withdraw”) of the adversary proceeding, and send those proceedings to the District Court judge who had previously decided a related case against NatTel.

In April 2008, the parties to the State Suit agreed to stay the State Suit pending a decision by the District Court on the Motion to Withdraw. As of the date of the accompanying financial statements, the District Court has yet to decide on the Motion to Withdraw. Accordingly, the State Suit remains stayed.

The Company has not made provisions in the accompanying financial statements for this potential liability.

Cempresa

In May or June of 2008, plaintiffs Centro Empresarial Cempresa, S.A. and Conecel Holding Limited (collectively, “Plaintiffs”), filed a suit in the Supreme Court of the State of New York against numerous defendants including the Company, certain of its affiliates, subsidiaries and two members of its Board of Directors (collectively, “Defendants”), asserting breach of contract, fraud, fraudulent inducement, unjust enrichment and a claim for accounting. Plaintiffs sold a majority of their shares in our Ecuadorian subsidiary, Consorcio Ecuatoriano de Telecomunicaciones, S.A. – Conecel (“Conecel”), to a subsidiary of Teléfonos de México, S.A.B. de C.V. (“Telmex”) in 2000. Telmex’s holdings in Conecel were included in the Company’s spin-off from Telmex in 2000 and remain held by one of its subsidiaries. Plaintiffs kept a minority of the shares of Conecel.

Plaintiffs assert that one of their exit strategies with respect to the minority shares was a right to negotiate for an exchange of those shares of the Company. Plaintiffs contend in the lawsuit that Defendants wrongfully deprive them of a share exchange and they seek the alleged value of the Company’s shares they claim they would have receive, which Plaintiffs assert amount to over US$900 million (approximately Ps. 11,754 million). Plaintiffs also seek punitive damages. Plaintiffs additionally assert that Defendants purposefully misrepresented the value of Plaintiffs’ minority shares to try to prevent a share exchange. In 2003, Plaintiffs voluntarily sold their minority shares to Defendants, executing comprehensive releases as part of the transactions.

Defendants filed a motion to dismiss asserting numerous defenses, including statute of limitations, release, lack of damages, personal jurisdiction for certain defendants, and the inability to add to a contract cause of action the fraud causes of action. In December 2008, the trial court denied the motion to dismiss and Defendants appealed. The appellate court stayed the case in the trial court. The appeal is fully briefed and oral argument was held in April 2009.

Defendants believe they have numerous meritorious defenses to Plaintiffs’ claims. In addition to the defenses contained in the motion to dismiss that are issues on appeal, Defendants do not believe that the Company’s spin-off from Telmex triggered the share exchange provision. Moreover, Defendants argue that a plain reading of the provision relating to the potential exchange of shares provides no “right” to a share exchange, but instead only a right to a good faith negotiation for a period of 20 days, for a potential share exchange.

The Company has not made provisions in the accompanying financial statements for this potential liability.

Telcel

Cofeco—Substantial market power investigations

The Mexican Competition Commission (Comisión Federal de Competencia or “Cofeco”) began two substantial market power investigations into certain competitive conditions in the mobile telecommunications market. The first of these, which commenced in December 2007, is a Cofeco initiated investigation into whether one or more cellular operators have substantial market power in the market for termination (interconnection) of calls made as part of the local, national and international “calling party pays” system. Cofeco has issued a preliminary report (dictamen preliminar) finding that each operator, including Radiomóvil Dipsa, S.A de C.V., (“Telcel”), has substantial market power in the market for interconnection to its own network.

Interested parties have the opportunity to submit information for Cofeco’s review before it issues a final report. Telcel has provided extensive information to Cofeco, and the Company cannot predict when Cofeco will issue a final report or whether it will modify its preliminary findings.

The second Cofeco investigation, which commenced in April 2008 was initiated by an alleged Telcel subscriber -who ended up being subscribed to another mobile operator- and is into whether Telcel has substantial market power in the nationwide market for voice services. In this investigation, Cofeco issued a preliminary report (dictamen preliminar) in November 2008 finding that Telcel has substantial market power in the national mobile telephone services relevant market. The preliminary report was confirmed by the publication on February 10, 2010 in the Federation Official Gazette (Diario Oficial de la Federación) of the relevant findings of the resolution relating to the existence of substantial market power in the nationwide market for voice services. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. As a result of the aforesaid proceeding being rejected by Cofecto for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the mentioned administrative proceeding and the issuance, subscription and publication of the resolution which relevant findings where published on February 10, 2010 in the Federation Official Gazette (Diario Oficial de la Federación).

Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones or “Cofetel”) can impose on that operator specific regulations with respect to tariffs, quality of service and information. The Company cannot predict what regulatory steps might be taken in response to determinations by Cofeco.

Cofeco—Monopolistic practices investigations

Cofeco currently conducts four separate administrative proceedings against Telcel for alleged monopolistic practices. The first two concern alleged actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones to third parties. The third proceeding concerns to certain exclusivity agreements with some content providers. In each of these investigations, Cofeco has determined that Telcel engaged in anti-competitive behavior, and it has imposed fines totaling Ps. 6.7 million in the aggregate and ordered that the alleged behaviors terminate immediately. Telcel has challenged Cofeco’s determinations and fines in the courts and no final ruling has been issued.

The fourth investigation concerns alleged monopolistic practices in the interconnection market. After having concluded the investigation stage, in October 2008 Cofeco notified Telcel a Writ of Probable Responsibility (Oficio de Probable Responsabilidad) for carrying out monopolistic practices in the commuted termination services relevant market.

Interested parties to this investigation have the opportunity to submit information for Cofeco’s review before it issues a final resolution. Telcel has provided extensive information to Cofeco, and the Company cannot predict when Cofeco will issue a final resolution or whether it will modify the Writ of Probable Responsibility.

Adverse determinations against Telcel in any of these proceedings could result in material fines, penalties or restrictions on our operations. Telcel has not made provisions in its financial statements for these potential liabilities since at the time Telcel’s most recent financial statements were published, the amount of the possible contingency could not be reasonably estimated.

Interconnection Fees

Since 2005, there has been extensive controversy in Mexico concerning the interconnection fees payable by fixed-line operators to mobile operators on fixed-to-mobile calls .The principal stages of the controversy, as they relate to interconnection with Telcel, are summarized below.

•

December 2004 Agreement. In December 2004, most Mexican telecommunications operators agreed on interconnection fees for the years 2005 through 2007. The agreement provided for annual reductions of 10% and it was further contemplated that the reductions would be reflected in the tariffs charged by fixed operators to their customers. The agreed upon interconnection fees were as follows:

January 1, 2005 to December 31, 2005: Ps. 1.71 per minute or part thereof.

January 1, 2006 to December 31, 2006: Ps. 1.54 per minute or part thereof.

January 1, 2007 to December 31, 2007: Ps. 1.34 per minute or part thereof

•

August 2006 Cofetel Resolutions. Axtel, independently, and Avantel and Alestra, jointly, began proceedings with Cofetel to establish the applicable interconnection fees for termination of public commuted traffic under “calling party pays” in local mobile service networks, between them and Telcel.

As a result of the foregoing proceedings (desacuerdos de interconexión), on August 31, 2006, Cofetel issued two resolutions (“Axtel Resolution” and “Avantel/Alestra Resoultion”) establishing local interconnection fees payable by the aforementioned carriers to Telcel for the years 2005 through 2010, as follows: from (i) January 1 to December 31, 2005: Ps. 1.71 per interconnection minutes; (ii) January 1 to September 30, 2006: Ps. 1.54 per interconnection minutes; (iii) October 1, 2006 to December 31, 2007: Ps. 1.23 per interconnection minute; (iv) January 1 to December 31, 2008: Ps. 1.12 per interconnection minute; (v) January 1 to December 31, 2009: Ps. 1.00 per interconnection minute; (vi) January 1 to December 31, 2010: Ps. 0.90. Several of the foregoing fees were lower than the fees Telcel had agreed with other operators. In addition, Cofetel ruled that starting in 2007, interconnection fees would be determined by adding the total seconds of all completed calls rounded to the next minute, rather than by rounding each call to the next minute, before calculating the sum of total network occupation.

In order to mitigate the effects of this change on Telcel, Cofetel authorized Telcel to collect a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to Axtel, Avantel y Alestra. Telcel challenged the Axtel Resolution and the Avantel/Alestra Resolution.

•

August 31, 2006 Avantel/Alestra Resolution. Telcel challenged Cofetel’s August 2006 Avantel and Alestra Resolution on interconnection rates between the aforesaid carriers and Telcel. In November 2009, said challenge was decided ruling that Cofetel is not empowered to add elements to the controversy set forth in the foregoing proceedings (desacuerdos de interconexión) and may not resolve on matters which were not originally requested, for example interconnection fees for the years 2008 to 2010. Consequently, the challenged resolution was declared without effect and Cofetel was ordered to issue a new resolution establishing interconnection fees for the years 2005 to 2007. Notwithstanding the foregoing, the ruling was silent in connection with the analysis and the assessment of several of the acts challenged by Telcel. Accordingly, on December 2009 Telcel challenged the ruling before the competent courts. Likewise, Cofetel challenged the ruling. Avantel adhered to the challenges (recurso de revisión adhesiva).

•

August 31, 2006 Axtel Resolution – December 2007 Judicial Decision and January 2008 Cofetel Resolution – Telcel began a judicial proceeding (juicio de amparo) challenging the Axtel Resolution on interconnection rates between Axtel and Telcel. In December 2007, the district court invalidated the Axtel Resolution in its entirety and directed Cofetel to issue a new resolution covering solely the periods from 2005 through 2007. In January 2008, as directed by the court, Cofetel issued a resolution establishing interconnection rates between Telcel and Axtel for the periods from 2005 through 2007 on the same terms as Cofetel’s August 2006 resolution. Telcel challenged this resolution as to the rates applicable for the aforementioned period. The ruling on the foregoing challenge was ruled adversely for Telcel in October 2009 arguing that, among others, the model used by Cofetel to calculate interconnection fees is appropriate; accordingly, the judge determined that the interconnection fees resulting from Cofetel’s model should be: (i) Ps. 0.71 for 2005; (ii) Ps. 0.74 for 2006; and (iii) Ps. 0.78 for 2007. Telcel challenged (recurso de revisión) the mentioned ruling arguing that although it may be true that the method used by Cofetel is appropriate, it is also true that the results obtained by the judge are absolutely erroneous, since Cofetel did not use real and updated information while implementing their method, thus resulting in an incorrect outcome. Likewise, Cofetel challenged the ruling. Axtel adhered to the challenges (recurso de revisión adhesiva).

•

December 2006 Agreements. In the fourth quarter of 2006, most industry operators, other than Axtel and Avantel, agreed on interconnection fees payable for termination services for local and long-distance (national and international) calls in mobile networks under the “calling party pays” system for the years 2005 through 2010. These agreements contemplated continued reductions in fees, as follows: (i) 2005: Ps. 1.71 per interconnection minute; (ii) 2006: Ps. 1.54 per interconnection minute; (iii) 2007: Ps. 1.34 per interconnection minute; (iv) 2008: Ps.1.21 per interconnection minute; (v) 2009: Ps. 1.09 per interconnection minutes; and (vi) 2010: Ps. 1.00 per interconnection minute.

2008 Proceedings Involving Axtel. In December 2007 and March 2008, Axtel initiated proceedings with Cofetel to establish interconnection rates for the years from 2008 through 2011. In May 2008, prior to Cofetel issuing a resolution, Axtel obtained a court order against Cofetel to prevent Cofetel from issuing a resolution on interconnection between Axtel and Telcel. It also filed an administrative review proceeding (recurso de revision), against the alleged negative to act (negativa ficta) of Cofetel with the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”), that permits SCT to review the alleged decision by Cofetel. Axtel contended that Cofetel, by failing to issue a resolution on interconnection between Axtel and Telcel for interconnection fees for 2008 through 2011, had refused to act, and asked SCT to review that refusal.

•	In July 2008 Telcel obtained a court order which prevented SCT from ruling on Axtel’s challenge to Cofetel’s supposed refusal to act on interconnection fees between Axtel and Telcel.

Notwithstanding the foregoing, in September 2008, however, SCT issued a resolution establishing interconnection fees for 2008 through 2011, as follows: (i) 2008: Ps. 0.5465 per interconnection minutes; (ii) 2009: Ps. 0.5060 per interconnection minute; (iii) 2010: Ps. 0.4705 per interconnection minute; and (iv) 2011: Ps. 0.4179 per interconnection minute, based on the assumption that the valuation method consists of adding the actual duration of the calls measured in seconds. These fees are substantially less than the fees agreed upon with the rest of the industry operators. Telcel challenged said resolution and, in October 2008, obtained a court order suspending the effects of it until a final ruling is issued.

•

April 2009 Cofetel Resolution – Avantel Interconnection Disagreement. In April 2009, Cofetel issued a resolution establishing the interconnection fees for 2008 through 2010 applicable between Avantel (a subsidiary of Axtel) and Telcel for termination of public commuted traffic under the “calling party pays” system in Telcel’s mobile network, as follows: (i) 2008: Ps. 1.12 per interconnection minute plus a surcharge of 18% over the total interconnection minutes billed; (ii) 2009: Ps. 1.00 per interconnection minutes plus a surcharge of 10% over the total minutes billed; and (iii) 2010: Ps. 0.90 per interconnection minute without any surcharge, based on the assumption that the valuation method consist of adding the actual duration of the calls measured in seconds and then rounding up to the next minute. In May 2009, Telcel judicially challenged said resolution and a final decision is still pending.

The Company considers that interconnection fees for fixed-to-mobile calls will continue, for a while, to be the subject of litigation and administrative proceedings and the resulting uncertainty. We cannot predict when or how these matters will be resolved, and the competitive and financial effects of any resolution could be complex and difficult to predict. Although the matters in dispute primarily concern one operator, Axtel (and its subsidiary Avantel), if those matters are resolved adversely to us through a final, non-appealable resolution or decision from Cofetel, SCT or the courts, the impact could be material because Telcel would be required to offer to the other operators any more favorable fees it is required to provide, as of the date of said final, non-appealable resolution or decision, to Axtel and/or Avantel. This could materially reduce Telcel’s interconnection revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among Axtel and/or Avantel, and Telcel for reimbursement or payment, as the case maybe, of amounts paid or left unpaid between Telcel and Axtel and/or Avantel in respect to certain time periods from 2005 to 2010.

February 2009 Interconnection Plan

On February 10, 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (Plan Técnico Fundamental de Interconexión e Interoperabilidad or “Plan”). The Plan addresses technical, economical and legal conditions of interconnection. With respect to interconnection fees, the Plan establishes a process for developing an economic model over a relatively brief period and then applying the economic model to determine fees, which, it is suggested, could override the existing fee agreements among operators. The Plan also contemplates asymmetrical and discriminatory treatment for operators with the largest number of access points, including specific technical and legal requirements and different economic, technical and legal conditions from other operators.

At this time, Telcel cannot predict the effects that might result from the implementation of the Plan. They could be substantially different from the potential effects of the regulatory steps described above with respect to fixed-to-mobile interconnection. It is also difficult to anticipate the timetable for implementation of the Plan.

In March 2009, Telcel challenged the Plan in the Mexican courts. In April 2009, Telcel obtained a court order suspending the effects of the Plan as they relate to Telcel pending resolution of its judicial challenge. As of the date of the accompanying financial statements, the challenge remains pending.

Short Message Services (SMS)

Under the terms of its concessions for the 850 megahertz spectrum, Telcel must pay to the Mexican federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region and average approximately 6%.

Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has made provisions in its financial statements for this potential liability.

Trademarks Tax Assessments

On March 3, 2006, the Mexican Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) notified Telcel of an assessment of Ps. 281.7 million (Ps. 155.8 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,267.7 million in connection with royalty payments made to another of our subsidiaries for the use of certain trademarks. In June 2007, the SAT notified us of an additional assessment of Ps. 541.5 million (Ps. 258.5 million plus adjustments, fines and late fees) as a result of a tax deduction made by us in 2003 in connection with the aforementioned royalty payments. The Company and Telcel believe that these deductions were made in accordance with applicable law and have challenged the validity of these assessments.

In December 2007, the SAT notified Telcel of a new assessment of Ps. 453.6 million (Ps. 243.6 million plus adjustments, fines and late fess) in connection with a deduction of advertising expenses made by Telcel in 2004 in the amount of Ps. 1,678.6 million. The SAT is challenging the validity of this deduction, alleging that the deduction is unfounded because Telcel is already paying a royalty for the use of the trademarks. Telcel believes that the SAT’s argument is unfounded and has challenged the assessment in court.

Based on these assessments, the Company expects that the SAT will challenge deductions made during 2005, 2006 and 2007 for royalty payments and/or expenses associated with the trademarks. Telcel has not made specific provisions in its financial statements for these potential liabilities.

Comcel

Voice over IP

In March 2000, the Colombian Industry and Commerce Superintendence (Superintendencia de Industria y Comercio or “SIC”) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (“Comcel”) to pay a fine of approximately US$100 thousand (approximately Ps. 1.3 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately Ps. 904.2 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the June 2002 decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In January 2008, SIC determined that Comcel was required to pay the long distance operators approximately US$1.8 million (approximately Ps. 23.5 million, which represents a reduction of approximately 95% of the original amount claimed by the long distance operators). In February 2008, Comcel appealed the SIC’s resolution on the grounds that Comcel had not caused any damage nor it incurred in any liability.

In June 2009, Bogota’s Judicial District Court of Appeals (Tribunal Superior del Distrito Judicial de Bogotá), confirmed SIC’s January 2008 resolution. As a result, Comcel timely paid US$1.8 million fine. As a result of the foregoing, this contingency has been duly terminated.

Distributors

In February 2007, Comcel was notified of an arbitration proceeding initiated against it by Tecnoquímicas, S.A., which was a distributor of prepaid cards of Comcel until July 2006. In the proceeding, the distributor alleges breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately US$35 million (approximately Ps. 457.1 million) from Comcel. On July 13, 2009, the arbitration tribunal decided that Comcel had to pay Tecnoquímicas, S.A., US$13 million (approximately Ps. 169.8 million), which were timely paid by Comcel. As a result of the foregoing, this contingency has been duly terminated.

Dominant position

In September 2009, the Colombian Telecommunications Regulatory Commission (Comisión de Regulación de Telecomunicaciones de Colombia or “CRT”) issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented on December 4, 2009 and Comcel does not expect them to have a material impact on its business and results of operations in Colombia.

Brazil

Anatel Inflation-Related Adjustments

The Brazilian Federal Communications Commission (Agência Nacional de Telecomunicações or “ANATEL”) has challenged each of Tess, S.A., or “Tess”, and ATL-Telecom Leste, S.A., or “ATL”, regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged shortfalls.

The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals which are pending. The court of first instance ruled against Tess’ filing for consignment action in June 2003 and against Tess’ filing for declaratory action in February 2009. Tess filed an appeal which is pending. In December 2008, ANATEL charged Tess approximately US$160 million (approximately Ps. 2,089.6 million). Tess filed an appeal and consequently payment has been suspended until the final ruling is issued. In March 2009, ANATEL charged ATL approximately US$100 million (approximately Ps. 1,306 million). ATL filed an appeal and consequently payment has been suspended until the final ruling is issued.

The aggregate contested amounts are approximately US$240 million (approximately Ps. 3,134.4 million) (including potential penalties and interest). On December 31, 2005, both ATL and Tess were merged into BCP, S.A. (“BCP”). In April 2008, BCP changed its name to Claro S.A. (“Claro Brasil”).

Claro Brasil has made specific provisions in its financial statements for these potential liabilities.

BNDESPar

Prior to the acquisition of Telet, S.A. (“Telet”) and Americel, S.A. (“Americel”) by Telecom Americas Limited (“Telecom Americas”), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies.

In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately Ps. 2,141.8 million). The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas. The Company cannot provide assurance, however, that Telecom Americas will ultimately prevail in this dispute. Claro Brasil has not made specific provisions in its financial statements for this potential liability.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller ID technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants. Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller ID services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller ID technology. This injunction was later upheld on appeal, and the proceeding for judicial review on the merits of the validity of the patent is in its initial stages.

Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law). The Court of Appeals has determined that two of Americel’s special appeals will be heard by the Superior Court of Justice. Americel’s request for a special appeal before the Supreme Court was denied. Americel filed a motion requesting the reversal of this decision which is still pending.

The cases against the other operators are currently suspended as a result of the preliminary injunction suspending the effects of the patent. The plaintiff has brought these cases to the same state trial court that heard the case against Americel, but the defendants have requested that the cases be remitted to another court on jurisdictional grounds. The Americel judgment does not bind other state courts or federal courts of Brazil. The Company does not expect that there will be a resolution of these other cases within this year.

In the case against Americel, the plaintiff has requested the court to initiate the necessary proceedings for the execution of judgment. The court has estimated that the award for damages could amount to as much as approximately US$270 million (approximately Ps. 3,526.2 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to the injunction suspending the validity of the patent in question. In September 2009, Lune filed before the Higher Court of Justice of Brazil a motion to revert the ruling to stay the trial. However, Americel obtained a favorable resolution that maintained the decision to stay the trial until a ruling has been issued in the process held before the federal court in Rio de Janeiro. Lune has challenged said resolution before the Superior Court, but the resolution to stay the trial was unanimously upheld. The Company expects that the trial will remain stayed as long as the patent remains suspended. Furthermore, Americel benefits from a limited contractual indemnity from its equipment suppliers (Nortel Networks) in respect of trademark infringement. The process remains suspended by the Superior Court of Justice. Americel has not made specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against Americel

In December 2005, the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) issued three tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (contributions levied on gross revenue) for 2000 through 2005. As of February 2010, the total amount of the tax assessments was R$ 242 million (approximately Ps. 1,815 million), including R$ 89.9 million (approximately Ps. 673.4 million) of taxes and contributions plus fines and interest. Americel has challenged these assessments, and its challenge is pending before the Brazilian Taxpayers Council (Conselho Administrativo de Recursos Fiscais) in Brasilia. Americel did not make any specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against ATL

In March 2006, the Brazilian Federal Revenue Service issued two tax assessments against ATL in respect of certain tax credits claimed by ATL and derived from non-cumulative contributions levied on gross income (PIS and COFINS). Under the Brazilian tax legislation, the calculation and payment of PIS and COFINS has two different regimes, the cumulative and non-cumulative regimes. The applicability of a regime depends on the nature of the company and its business sector. The cumulative regime applies to revenues derived from the provision of telecommunications services, while the sale of handsets is taxed under the non-cumulative regime. The non-cumulative regime is based on the value-added concept and allows the taxpayer to claim tax credits corresponding to preceding transactions. ATL (as well as other of the Company’s Brazilian subsidiaries) offsets the tax credit derived from the non-cumulative regime for the sale of handsets (the balance between the purchase and the sale of handsets), against contributions owed under the cumulative regime. The Brazilian Federal Revenue Service is arguing that tax credits derived from the non-cumulative regime may not be used to offset contributions owed under the cumulative regime. The total amount of the tax assessments is approximately R$54.9 million (approximately Ps. 411.8 million), including R$24.1 million (approximately Ps. 180.8 million) of taxes and contributions plus R$30.8 million (approximately Ps. 231 million) of fines and interest. Claro Brasil has challenged these assessments, and the challenge is pending before the Brazilian Taxpayers Council.

On December 31, 2005, ATL was merged into BCP. In April 2008, BCP changed its name to Claro Brasil.

Claro Brasil did not make any specific provisions in its financial statements to cover these potential liabilities.

Conecel

Tax Assessments

During 2008, Conecel filed administrative proceedings before the Ecuadorian Revenue Services (Servicio de Rentas Internas de Ecuador, or the “SRI”), challenging US$127 million (approximately Ps.1,658.6 million) of certain tax assessments notified by the SRI amounting to U.S.$138 million (not including interest and penalties) (approximately Ps. 1,802.3) which related to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid to the SRI U.S.$14.3 million (approximately Ps. 186.8 million) in respect of the aforesaid tax assessments.

In December 2008, the SRI notified Conecel of a resolution that denied the challenges filed by Conecel against the tax assessments. As a result of the foregoing, on January 15, 2009, Conecel filed a lawsuit before a Tax Court in Guayaquil (Tribunal Distrita de lo Fiscal de Guayaquil) challenging the tax assessments, attaching a bank guarantee of US$12.7 (approximately Ps. 165.9 million), which represented 10% of the contested amount.

In May, 2009, the SRI filed the answer to the complaint. Immediately thereafter, the Tax Court opened the evidentiary stage of the proceedings and summoned the parties to several document exhibition hearings, which took place in Conecel and the SRI. Accountant experts, certified by the parties, were also summoned to the hearings and were responsible for issuing expert opinions as to the document exhibition process. The latest expert opinion was filed before the Tax Court on January 27, 2010.

16. Related Parties

a) An analysis of balances due from/to related parties at December 31, 2008 and 2009 is provided below. All the companies are considered affiliates since América Móvil’s primary shareholders are also either directly or indirectly the controlling shareholders of the related parties.

	December 31
	2008		2009
Due from:
Teléfonos de México, S.A.B. de C.V. and subsidiaries	Ps.	704,038	Ps.	274,481
Telmex Internacional, S.A.B. de C.V.		20,004		25,628
Teléfonos del Noroeste S.A. de C.V.		34,709		92,649
Sanborn Hermanos, S.A.		100,214		62,224
Sears Roebuck de México, S.A. de C.V.		33,845		12,944
Other		159,986		170

Total	Ps.	1,052,796	Ps.	468,096

Due to:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	77,232	Ps.	108,698
Seguros Inbursa, S.A. de C.V.		75,686		114,797
Embratel Participacoes, S.A.		499,303		615,804
Other		270,033		205,856

Total	Ps.	922,254	Ps.	1,045,155

b) América Móvil receives services from several subsidiaries of Grupo Carso, S.A. de C.V.; Grupo Financiero Inbursa, S.A. de C.V. (Inbursa); Teléfonos de México, S.A.B. de C.V. and subsidiaries (Telmex), and Telmex Internacional, S.A.B. de C.V. and subsidiaries (Telmex Internacional). The Company’s transactions with Telmex include, among others, the interconnection of their respective networks and the use of the related party’s facilities, specifically the co-location of switchboard equipment in the facilities owned by Telmex. The Company’s transactions with Inbursa include insurance and bank services, among others.

c) América Móvil has entered into an agreement with AT&T (Major shareholder and related party) to receive consultancy services. In 2008 and 2009, the Company paid US$ 7.5 million (Ps. 101,500 million and Ps. 100,474 million, respectively) for services received.

d) For the years ended December 31, 2007, 2008 and 2009, the Company conducted the following transactions with related parties (mainly with Telmex and Telmex Internacional):

	2007		2008		2009
Revenues:
Calling Party Pays interconnection fees and Others	Ps.	19,702,718	Ps.	19,372,722	Ps.	18,070,319
Costs:
Payments for long-distance, circuits and others		6,891,049		7,049,264		7,217,809
Commercial, administrative and general expenses:
Others, net		896,249		1,202,526		1,327,414
Interest expense, net				(161,798)

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna and repeater space and has the right to install its interconnection equipment.

f) Claro Chile and Telmex Chile entered into an agreement for the provision of capacity, whereby the latter agrees to provide the former with capacity and infrastructure use over the following 20 years. The amount recorded in results of operations for the years ended December 31, 2007, 2008 and 2009 for this agreement was US$ 222 million (Ps. 2,412,000), US$ 218 million (Ps. 2,951,000) and US$ 265 million (Ps. 3,460,555), respectively.

g) In 2005, Telmex Argentina, a subsidiary of Telmex Internacional, and AMX Argentina (formerly, CTI Móvil) agreed to jointly install a network of fiber optic trunk lines in Argentina approximately 1,943 kilometers in length. The project was completed in 2009 at an approximate cost of Ps. 313,410 (US$ 24 million).

In 2009, AMX Argentina began the construction of approximately 3,100 kilometers of fiber optic transmission lines in southern Argentina. The approximate total cost of this project will be Ps. 502,760 (US$ 39 million). Once the work is finalized, AMX Argentina plans to enter into a 30-year rights of use agreement with Telmex Argentina (subsidiary of Telmex Internacional). Additionally, Telmex Internacional transferred to the Company the rights to use for 15 years the fiber optic ring serving the Buenos Aires metropolitan area (commonly known in Argentina the AMBA), which covers most of the urban links of the greater Buenos Aires area (commonly known in Argentina as Gran Buenos Aires) with an approximate value of Ps. 2,100 (US$ 0.6 million).

h) Claro Telecom (through its operating subsidiaries) and Embratel, a subsidiary of Telmex Internacional, both provide telecommunications services in certain regions of Brazil; consequently, they have significant operating relationships between themselves, mainly the interconnection of their respective networks and the provision of long-distance services by Embratel.

i) In November 2005, Embratel entered into an agreement with Claro Telecom Participacoes to provide trunk line capacity to the operating subsidiaries in Brazil for a period of 20 years. Through this contract, the subsidiaries in Brazil are obligated to pay monthly fees to Embratel of between 4.0 million Brazilian reais and 6.0 million Brazilian reais (approximately Ps. 24.5 million and Ps. 36.8 million, respectively), depending on the number of months that have passed as of the signing of the agreement (fixed capacity in the agreement of 84,608 Gbps).

j) In the normal course of operations, the Company’s subsidiaries in Brazil have entered into lease agreements with Embratel. The total annual rent under such lease agreements is approximately 1.27 million Brazilian reais (approximately Ps. 9.52 million).

k) On December 26, 2006, CICSA Perú S.A., Telmex Peru, S.A. and América Móvil Perú, SAC entered into a turnkey fiber optic network construction contract for approximately US$ 43 million. Such contract has totally been concluded in November 2009.

l) An analysis of employee benefits granted to the Company’s key managers or relevant directors is as follows:

	2007		2008		2009
Short- and long-term direct benefits	Ps.	30,302	Ps.	34,300	Ps.	35,835

During the years ended December 31, 2007, 2008, and 2009, the Company made no termination payments.

m) As mentioned in Note 3 above, in December 2008, the Company’s shares in USCO were donated to Carso Foundation (related party).

17. Shareholders’ Equity

Shares

a) In July 2005, the Company carried out a three-for-one share split of its outstanding shares, as was approved at the extraordinary shareholders’ meeting held on April 27, 2005. As a result, the Company’s capital stock at December 31, 2007, 2008 and 2009 was represented by 34,897,833,852 shares (11,712,316,330 of Series “AA”, 547,508,654 of Series “A” and 22,638,008,877 of Series “L”) for 2007, 33,250,796,049 shares (11,712,316,330 of Series “AA”, 480,036,244 of Series “A” and 21,058,443,475 of Series “L”) for 2008 and 32,283,917,456 shares (11,712,316,330 of Series “AA”, 450,920,648 of Series “A” and 20,120,680,478 of Series “L”) for 2009, with no par value and limited voting rights (“Series L”). Such amounts include the retroactive effect of the split mentioned above and the effect of the merger as mentioned in the next paragraph. These shares represented the Company’s fixed minimum capital at such dates.

b) The Company’s capital stock before the 2006 merger with América Telecomconsisted of a fixed amount of Ps. 402,900 (historical), represented by 48,348,005,796 shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the National Securities and Bonding Commission [NSBC]), consisting of: (i) 11,420,301,030 common registered Series “AA” shares, with no par value; (ii) 979,846,541 common registered Series “A” shares, with no par value and; (iii) 35,947,858,245 registered Series “L” shares, with no par value and limited voting rights. All of the above-mentioned shares were fully subscribed and paid in.

c) After the merger, the Company’s capital stock consisted of a fixed amount of Ps. 397,873 (historical), represented by 47,744,862,098 shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the NSBC, consisting of: (i) 11,717,316,330 common registered Series “AA” shares; (ii) 599,818,479 common registered Series “A” shares; (iii) 35,427,727,289 registered Series “L” shares. All of the above-mentioned shares were fully subscribed and paid in.

d) At December 31, 2007, 2008 and 2009, the Company had treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the NSBC as follows: 12,847,028,246 shares (12,814,643,242 Series “L” and 32,385,004 Series “A”) for 2007, 14,494,066,049 shares (14,460,871,645 Series “L” and 33,194,404 Series “A”) for 2008 and 15,460,944,642 shares (15,423,542,538 Series “L” and 37,402,104 Series “A”) for 2009.

e) Holders of Series “AA” and Series “A” shares have full voting rights. Holders of Series “L” shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters: extension of the term of América Móvil, its voluntary dissolution, a change in its corporate purpose or nationality, transformation of América Móvil from one type of company to another and mergers, as well as the cancellation of the registration of the shares issued by the Company in the National Registry of Securities and Intermediaries and in other foreign stock exchanges, with the exception of valuation systems or other markets not organized as stock exchanges.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by foreign investors.

f) In conformity with the Company’s bylaws, Series “AA” shares must represent at all times no less than 20% and no more than 51% of the Company’s capital stock and also must represent at all times no less than 51% of the combined number of common registered shares (with full voting rights represented by Series “AA” and Series “A” shares).

Series “AA” shares may only be subscribed or acquired by Mexican individuals, Mexican corporations and trusts expressly authorized to do so in conformity with the applicable legislation in force. Common “A” shares, which may be freely subscribed, must represent no more than 19.6% of the Company’s capital stock and no more than 49% of its common shares. Common registered shares (with full voting rights represented by Series “AA” and Series “A” shares) may not exceed 51% of the Company’s capital stock. Lastly, the combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of shares outstanding.

Dividends

g) On April 27, 2007, the Company’s stockholders declared a cash dividend of Ps. 0.20 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 6,712,544, payable in full on July 27, 2007 against coupon No. 22 of the titles that represent the Company’s capital stock.

On October 29, 2007, the Company’s stockholders declared a cash dividend of Ps. 1.00 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 35,414,993, payable in full on November 6, 2007 against coupon No. 23 of the titles that represent the Company’s capital stock.

On April 29, 2008, the Company’s stockholders approved payment of a cash dividend of Ps. 0.26 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 8,904,997, payable in full on July 25, 2008 against coupon No. 24 of the titles that represent the Company’s capital stock.

On April 20, 2009, the Company’s stockholders approved payment of a cash dividend of Ps. 0.30 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 9,812,319, payable in full on July 24, 2009 against coupon No. 25 of the titles that represent the Company’s capital stock.

On December 1, 2009, the Company’s stockholders approved payment of a cash dividend of Ps. 0.50 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 16,166,730, payable in full on December 10, 2009 against coupon No. 26 of the titles that represent the Company’s capital stock.

All the information has been adjusted to give effect to the split and the merger; consequently, the information above may not necessarily coincide with the information shown in the Company’s legal records of the dates on which the stockholders’ meetings were held.

The aforementioned dividends were paid from the Net tax profit account (CUFIN) of the Company.

Repurchase of shares

h) During the three-year period ended December 31, 2009, the Company has repurchased shares, as shown below. The amount of the repurchase price in excess of the capital stock represented by the shares was charged to retained earnings:

	No. of shares in millions		Amount in thousands of Mexican pesos				Historical amount in thousands of Mexican pesos[1]
Year	Series L	Series A	Series L		Series A		Series L		Series A
2007	405	0.8	Ps.	12,829,295	Ps.	27,143	Ps.	12,617,400	Ps.	—
2008	1,646	0.8		41,736,011		19,558		41,736,011		19,558
2009	962	4		24,587,700		118,016		24,587,700		118,016

i) In conformity with Article 20 of the Mexican Corporations Act, at least 5% of the Company’s net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

18. Income Tax, Flat Rate Business Tax and Asset Tax

I) Mexico

a) Effective January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with those of its Mexican subsidiaries.

Tax consolidation is a legal precept in Mexico that consists of presenting the tax results of all Mexican subsidiaries and the controlling company (América Móvil, as a legal entity) together as a single legal entity.

b) Asset Tax (AT) and Flat Rate Business Tax (FRBT)

Through 2007, the asset tax was payable based on 1.25% of the average value of most assets.

Beginning January 1, 2008, the Flat-Rate Business Tax (FRBT) Law abolished the Asset Tax Law. The FRBT Law establishes a procedure for determining asset tax payable through December 2007, which can be recovered beginning in 2008.

Current-year FRBT is computed by applying the 16.5% (17.0% for 2009) to income determined on the basis of cash flows, net of authorized credits.

FRBT credits result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

c) Corporate income tax rate

i) The corporate income tax rate for 2007, 2008 and 2009 was 28% in Mexico.

ii) An analysis of income tax charged to results of operations for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007		2008		2009
In Mexico:
Current year income tax	Ps.	11,096,983	Ps.	16,358,514	Ps.	17,371,300
Deferred income tax		5,250,377		(361,855)		948,916
Deferred FRBT		117,237		—
Asset tax		1,080,303		—
Effect of decrease in tax rate						(279,837)
Abroad:
Current year income tax		5,617,616		8,594,349		10,303,070
Deferred income tax		(708,249)		(4,702,671)		(6,084,141)

Total	Ps.	22,454,267	Ps.	19,888,337	Ps.	22,259,308

iii) A reconciliation of the statutory corporate income tax rate to the effective tax rate recognized by the Company for financial reporting purposes is as follows:
	Year ended December 31,
	2007		2008		2009
Statutory income tax rate in Mexico		28.0%		28.0%		28.0%
Effect of non-taxable, non-deductible items:
Tax inflation effect		0.4		3.2		1.0
Asset tax		(0.4)				—
Tax benefit from tax consolidation		(1.0)				—
Tax benefit derived from carryforward of tax losses		(1.8)				—
Operations of subsidiaries abroad		(0.9)		(3.2)		(1.0)
Other		0.6		0.3		1.8

Effective tax rate on Mexican operations		24.9		28.3		29.8
Reversal of valuation allowance on NOL’s and temporary differences from Brazil		—		(4.2)		(5.1)
Tax credits realized		—		(1.3)		(1.8)
Revenues and costs of foreign subsidiaries		2.7		(2.2)		(0.5)

Effective income tax rate before effect derived from the recognition of deferred FRBT		27.6		25.0		22.4
Deferred FRBT		0.1		—		—

Effective income tax rate		27.7%		25.0%		22.4%

iv) An analysis of the effects of temporary differences on net deferred tax liabilities is as follows:

	December 31,
	2008		2009
Deferred tax assets
Accrued liabilities	Ps.	1,697,482	Ps.	2,299,510
Other		557,010		892,856
Deferred income		1,719,045		1,760,799
Tax losses		8,544,867		10,776,987

		12,518,404		15,730,152

	December 31,
	2008		2009
Deferred tax liabilities
Fixed assets		(5,468,840)		(5,488,079)
Sale and leaseback		(1,668,061)		(1,470,520)
Inventories		(540,716)		(534,474)
Licenses		(346,387)		(350,230)
Deferred effects of tax consolidation in Mexican subsidiaries		(4,101,855)		(3,218,858)
Futures agreements with affiliates		(1,893,720)		(2,829,468)
Royalty advances		(1,630,000)		(3,030,000)
Tax losses from Mexican subsidiaries		(6,574,533)		(8,854,119)
Effect of translation of foreign subsidiaries		(2,825,486)		(10,276,172)
Other		(592,575)		(914,712)

		(25,642,173)		(36,966,632)

Plus:
Valuation allowance		(1,497,306)		(1,325,602)
Other		—		279,837

Total deferred tax liability, net	Ps.	(14,621,075)	Ps.	(22,282,245)

An analysis of the temporary differences that comprise the net deferred tax asset at December 31, 2008 and 2009 is as follows:

	December 31,
	2008		2009
Deferred tax assets
Accrued liabilities	Ps.	3,630,658	Ps.	7,514,024
Fixed assets		771,771		791,803
Deferred revenues		46,308		35,300
Other		1,386,356		2,165,169
Tax losses		15,265,167		17,800,092

		21,100,260		28,306,388

Deferred tax liabilities
Sale and leaseback		(41,424)		(25,063)
Licenses		(110,803)		(14,303)
Other		(18,779)		(20,603)

		(171,006)		(59,969)

Less: Valuation allowance		(11,632,887)		(12,337,624)

Total deferred tax asset, net	Ps.	9,296,367	Ps.	15,908,795

At December 31, 2008 and 2009, the table shown above includes the deferred tax asset of TracFone, Enitel and Puerto Rico. The deferred tax asset in Puerto Rico refers to the income tax benefit this subsidiary will enjoy upon settling its labor obligations. Deferred taxes also include an account receivable arising from differences in the book and tax values of the plant and equipment of Comcel in Colombia.

Additionally, there is a deferred income tax asset recognized in Brazil resulting from tax losses obtained at the time of acquisition and subsequent to the acquisition date, as well as other temporary differences. In 2008 and 2009, the valuation allowance related to this deferred income tax asset was reduced, resulting in a credit of Ps. 4,428,593 and Ps. 6,419,448, respectively, to deferred income tax expense.

g) Changes in Mexican tax legislation effective beginning in 2010

On December 7, 2009, the Mexican Congress passed a tax reform bill that includes an increase in the corporate income tax rate from 28% to 30% from 2010 until 2012, which will then decrease to 29% for 2013 and 28% for 2014 and thereafter.

The effect of such change in the income tax rate represented a decrease of Ps. 279,837 in the Company’s deferred income tax liability, since the reversal amount of certain differences in balance sheet accounts for financial and tax reporting purposes was calculated using the 30% statutory rate.

Dividends paid from sources other than the Net taxed profits account (CUFIN) will be subject to the following gross-up or split factors:

Year	Gross-up factor
2009	1.3889
2010 to 2012	1.4286
2013	1.4085
2014 and thereafter	1.3889

Tax consolidation

Additionally, the 2010 Mexican Tax Reform establishes a procedure for a partial or total deconsolidation for certain items that, under the tax consolidation regulations previously permitted under the law, had been deferred from 2004 to date. Such items are as follows:

i)	Tax losses of the controlling company or controlled companies

ii)	Loss on sale of shares issued by controlled companies

iii)	Book dividends paid from sources other than the CUFIN

iv)	Adjustments from changes in equity interest percentages

v)	As of 2010, the deferred-payment procedure must include the difference in CUFIN between the controlled companies and the controlling company.

The payment schedule for aforementioned items in the case of a partial deconsolidation would be remitted as follows depending on the year in which the original tax benefit was taken in the tax consolidation:

Year	Portion to be remitted
2010	25%
2011	25%
2012	20%
2013	15%
2014	15%

The Company’s deferred tax consolidation items are represented primarily by tax losses that were previously benefited in the Company’s tax consolidation but that now should be remitted. These amounts may now be carried forward on an individual basis by the individual companies for a period of ten years. Such amounts are presented in the deferred tax table above, with retrospective disclosure for comparable amounts in the prior year.

h) At December 31, 2009, the balance of the Company’s Restated contributed capital account (CUCA) and Net tax profit account (CUFIN) aggregated Ps. 105,262,200 and Ps. 3,758,442, respectively.

II) Subsidiaries abroad

a) Net income

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regime of each country. An analysis of the aggregate pretax income and aggregate tax provisions of these subsidiaries in 2007, 2008 and 2009 is as follows:

	December 31,
Item	2007		2008		2009
Aggregate pretax income	Ps.	22,894,721	Ps.	21,354,353	Ps.	45,150,209
Aggregate tax provisions, including deferred taxes		4,909,367		3,891,678		4,218,929

b) Tax losses

At December 31, 2009, América Móvil’s foreign subsidiaries had available tax loss carryforwards as follows:

Country	Available tax loss carryforward at December 31, 2009		Future tax benefit
Chile	Ps.	11,310,990	Ps.	1,922,868
Brazil		50,051,386		17,517,985
México		31,621,853		8,854,119
Puerto Rico		773,223		270,628
USA		32,797		11,479

Total	Ps.	93,790,249	Ps.	28,577,079

The significant tax loss carryforwards in the different foreign countries in which the Company operates have the following expiration dates and characteristics:

i) In Brazil, tax loss carryforwards do not expire; however, the carryforward amount that may be utilized in each year may not exceed 30% of the tax base for such year, so that in the year on which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate rate.

ii) In Chile, the tax loss carryforwards have no expiration date. The corporate tax rate is 17%; therefore, at the time tax losses are incurred taxpayers may enjoy a maximum 17% benefit of the amount of the loss.

19. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, the Dominican Republic, Puerto Rico, Jamaica, and Panama. The accounting policies for the segments are the same as those described in Note 2.

Company’s management analyzes the financial and operating information by geographical segment. However, the information for significant countries, whose revenues aggregates more than 10% of consolidated revenues and more than 10% of consolidated assets, is presented separately.

	Mexico (1)	Brazil	Southern Cone (2)	Colombia and Panama	Andean (3)	Central America (4)	U.S.A. (5)	Caribbean (6)	Dominican Republic	Eliminations	Consolidated total
December 31, 2007
Operating revenues	144,895,069	58,304,614	27,236,872	29,614,027	16,210,004	16,917,573	15,603,705	9,779,538	10,990,058	(17,971,698)	311,579,762
Depreciation and amortization	7,661,902	13,970,397	2,664,336	6,841,611	1,930,027	3,837,280	282,504	1,982,504	1,235,457		40,406,018
Operating income	59,160,330	607,980	2,690,863	7,616,334	3,724,817	4,697,885	1,503,392	1,331,978	3,945,926	(85,167)	85,194,338
Interest expense	6,804,449	1,012,354	728,647	575,174	208,798	185,594		212,407	64	(2,030,520)	7,696,967
Segment assets	571,661,701	95,359,385	32,281,803	40,697,444	21,629,821	34,747,392	6,710,313	20,095,070	33,059,612	(507,121,226)	349,121,315
Plant, property and equipment, net	32,390,036	42,547,172	19,112,976	20,474,373	9,549,744	20,512,204	571,199	12,660,352	9,265,850	—	167,083,906
Goodwill, net	—	—	588,636	3,715,153	3,474,354	5,006,284	781,201	17,649,531	13,509,713	—	44,724,872
Trademarks, net	—	2,209,526	978,550	1,124,645	195	671,561	—	328,495	288,182	—	5,601,154
Licenses, net	4,989,973	23,284,334	1,686,476	2,455,911	1,437,380	1,118,672	—	1,591,558	—	—	36,564,304
December 31, 2008
Operating revenues	166,582,112	70,484,150	30,541,276	32,621,989	20,217,826	16,051,352	16,545,768	12,883,853	11,240,768	(31,514,186)	345,654,908
Depreciation and amortization	9,164,283	15,101,006	3,043,500	4,223,943	1,862,316	4,216,965	312,134	2,490,675	1,352,487		41,767,309
Operating income	60,911,024	1,584,203	5,701,590	10,911,635	5,284,123	3,072,735	943,099	1,611,954	3,373,114	2,152,670	95,546,147
Interest expense	8,880,448	1,125,054	533,162	599,818	289,439	340,366	179	113,273	52	(2,931,229)	8,950,562
Segment assets	729,196,475	104,288,579	42,051,725	54,579,734	35,066,903	47,566,628	9,993,465	27,838,108	39,816,155	(654,942,303)	435,455,470
Plant, property and equipment, net	40,100,016	47,003,912	23,942,465	23,849,740	13,075,185	29,792,843	684,644	17,871,323	13,576,692	—	209,896,820
Goodwill, net			575,985	4,156,145	3,843,755	4,657,139	781,201	17,614,553	13,067,503	—	44,696,281
Trademarks, net		1,753,208	847,843	960,133	141	697,252	—	400,742	351,220	—	5,010,539
Licenses, net	4,496,065	24,987,341	1,617,912	3,492,207	5,431,289	1,175,155	—	1,899,017	—	—	43,098,985
December 31, 2009
Operating revenues	171,338,315	82,300,043	37,134,845	37,031,154	26,087,222	18,136,936	22,856,621	14,779,556	14,249,533	(29,203,194)	394,711,031
Depreciation and amortization	10,612,448	18,503,915	3,589,028	6,212,512	2,777,377	5,991,156	385,210	3,110,293	1,900,368		53,082,307
Operating income	66,956,926	1,367,578	7,577,580	11,852,749	7,668,006	1,935,719	956,112	361,472	3,891,136	1,641,678	104,208,955
Interest expense	7,514,531	1,662,272	377,327	536,275	635,370	423,766		58,730		(3,797,957)	7,410,314
Segment assets	825,120,225	139,554,893	43,608,175	57,077,379	37,805,040	39,002,035	9,816,822	26,853,227	39,870,958	(765,700,793)	453,007,961
Plant, property and equipment, net	39,776,646	61,517,942	25,583,969	27,960,767	13,888,045	27,156,572	673,774	17,674,928	12,816,366		227,049,009
Goodwill, net			589,017	4,378,428	3,675,875	4,609,315	781,201	17,584,720	14,186,723		45,805,279
Trademarks, net		1,296,921	670,376	795,621	54	538,041		339,690	333,824		3,974,527
Licenses, net	4,002,012	26,434,667	1,621,484	1,868,826	4,979,917	2,024,032		1,651,593			42,582,531

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, and Nicaragua
(5)	Excludes Puerto Rico
(6)	Caribbean includes Puerto Rico and Jamaica

20. Subsequent Events

a) On January 13, 2010, the Company announced that it will launch a tender offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”) for the exchange of the shares they hold in Telecom for shares in América Móvil. The exchange ratio would be 2.0474 to 1, which means that the shareholders of Telecom would receive 2.0474 shares of América Móvil per each share of Telecom

Should this offer be accepted by the shareholders of Telecom, América Móvil would indirectly acquire 59.4% of the outstanding shares of Teléfonos de México, S.A.B. de C.V. (“Telmex”) and 60.7% of the shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). At December 31, 2009, the net debt of Telecom was approximately Ps. 22,017 million. América Móvil also announced that it will make an offer to the shareholders of Telmex Internacional for the exchange or purchase of shares in Telmex Internacional not already owned by Telecom (39.3%). The exchange ratio would be 0.373 per share of América Móvil share per share of Telmex Internacional or, if paid in cash, the purchase price would be Ps. 11.66 per share.

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, it is intended to delist both Telecom and Telmex Internacional in the various securities markets in which their shares are registered. These transactions were approved by the Board of Directors of América Móvil on January 13, 2010.

On February 11, 2010, the Comisión Federal de Competencia Económica (“Mexican Federal Antitrust Commission” or “COFECO”) approved these transactions through a resolution that confirms that the transaction would represent a corporate restructuring that would have no bearing whatsoever on the structure of the markets in which the companies involved do business.

The completion of the Proposed Offers will also be subject to receiving regulatory approvals and to other conditions. It is possible that if not all such approvals or conditions are obtained or met we will not complete the Proposed Offers. Accordingly, there can be no assurance as to when we will launch the Proposed Offers or as to whether or when they will be completed.

b) On March 4, 2010, the Company issued Domestic Senior Notes based on the program that was authorized by the National Banking and Securities Commission and is registered under the number 2723-4.15-2008-006 in the National Securities Register.

The issuance was for an amount of Ps. 14,881,331, in three tranches, one for Ps. 4,600,000, with a maturity in February 2015, at an interest rate of 5.32%; the second tranche was issued in Investment Units (IU) that amounted to 743,487,900 (IU) (Ps. 3,281,331), with a maturity in February 2020, at an interest rate of 4.4% and the last tranche amounted to Ps. 7,000,000, with a maturity in February 2025, at an interest rate of 8.6%.

c) On March 9, 2010, the Company announced in its Board of Directors meeting that they decided to submit to the Ordinary General Shareholders’ Meeting to be held on or before April 30, 2010, a proposal to make a payment of a cash dividend from the consolidated net profit tax account of Ps. 0.32 (thirty two peso cents), payable in a single installment, to each of the series of shares “AA”, “A” and “L” that represent the capital stock of AMX (which includes the preferred dividend correspondent to the series “L” shares) and to increase in Ps. 50,000 million the outstanding amount to repurchase shares in accordance with article 56 of the Securities Market Law.

d) On March 23, 2010, the Company issued Senior Notes for an amount of US$ 4,000 million, in three tranches, one for US$ 750,000, with a maturity in March 2015, at an interest rate of 3.625%; the second tranche amounted to US$ 2,000,000, with a maturity in March 2020, at an interest rate of 5.0% and the last tranche amounted to US$ 1,250,000, with a maturity in March 2040, at an interest rate of 6.125%. The Senior Notes require registration with the SEC, which is expected to take place in the coming months.

21. Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

As previously described in Note 2 f), effective January 1, 2008, the Company ceased to recognize the effects of inflation in its financial statements as required by Mexican FRS B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the restated amounts of non-monetary assets as reported at December 31, 2007 to become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in subsequent periods. For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican FRS and US GAAP amounts included in this Note, as they relate to the year ended December 31, 2009 and 2008, are presented in the carrying amounts as required by MFRS B-10. The effects of inflation that were recorded prior to 2008 have not been reversed in the reconciliations to US GAAP.

The Mexican FRS and U.S. GAAP amounts, included throughout Note 21 for the year ended December 31 2007, are presented in constant Mexican pesos as of December 31, 2007. The reconciliation to U.S. GAAP for the year ended December 31, 2007 does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), except for the methodology for restatement of imported telephone plant, because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total shareholders’ equity and cash flows provided by operating, investing and financing activities.

Accounting Standards Codification

On July 1, 2009, FASB Accounting Standards Codification (“ASC”) became the sole source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (FASB) to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC did not change U.S. GAAP, but rather combined the sources of U.S. GAAP and the framework for selecting among those sources into a single source.

Statement of Income Information

Cost of sales and services, as shown in the statement of income, includes cost of sales of telephone equipment in the amount of Ps. 69,979,814, Ps. 75,116,949 and Ps. 76,187,077, for the years ended December 31, 2007, 2008 and 2009, respectively.

Cash Flow Information

As described in Note 2 z.1), the Company adopted Mexican FRS B-2, Statement of cash flows, on January 1, 2008. The cash flow statements as prepared by the Company under Mexican FRS for the years ended December 31, 2008 and 2009 comply with International Accounting Standard (“IAS”) No. 7, Cash Flow Statements, as issued by the International Accounting Standards Board (“IASB”). Therefore, no separate US GAAP statements of cash flow are presented for 2008 and 2009.

However, the financial statements under Mexican FRS for the year ended December 31, 2007, include the presentation of the consolidated statement of changes in financial position in accordance with Bulletin B-12, as described in Note 2 z.1). The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

ASC No. 230, Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. For 2007, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows, whereas in the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately.

If the monetary gain and the exchange gain or loss related to the debt reported in the year ended December 31, 2007 were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	For the year ended December 31, 2007
Operating activities
Net income	Ps.	55,419,072
Labor cost		456,095
Depreciation		34,659,674
Amortization		7,543,563
Amortization of loss of sale and lease back		1,572,397
Deferred taxes		4,579,073
Monetary effect		(5,181,140)
Equity in results of affiliates and non-controlling interest		52,201

Loss on sale of fixed assets
Effect of exchange rate differences on debt		(4,319)
Other than temporary loss on marketable securities		1,384,418
Trading securities		1,499,381
Change in operating assets and liabilities		(6,465,306)

Cash provided by operating activities		95,515,109

Financing activities:
New loans		33,287,331
Repayment of loans		(46,008,892)
Purchase of Company’s own shares		(12,856,438)
Cash dividends paid		(41,785,556)

Cash used in financing activities		(67,363,555)

	For the year ended December 31, 2007
Investing activities:
Investment in plant property and equipment		(38,090,643)
Investment in trademarks		26,811
Investment in licenses		(454,005)
Acquisitions, net of cash acquired		(19,464,035)
Investment in securities available-for-sale		(789,100)
Investment in subsidiaries and affiliated companies		42,130
Non-controlling interest		(160,257)

Cash used in investing activities		(58,889,099)

Effect of inflation accounting		(248,092)
Net decrease in cash and cash equivalents		(30,985,637)

Cash and cash equivalents at beginning of year		42,957,756

Cash and cash equivalents at end of year	Ps.	11,972,119

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	For the year ended December 31, 2007
Interest paid, net of capitalized interest	Ps.	4,873,123
Income tax paid		25,225,647
Employee profit sharing paid		232,402

Cash flow from sales of trading securities during 2007 was Ps. 1,499,382. Cash flow from purchases of available-for-sale securities during 2007 was Ps. 789,100.

Capitalized Interest

Under U.S. GAAP, financing cost incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the useful lives of the related assets. The amount of the capitalized interest for U.S. GAAP purposes was determined by applying the weighted-average rate of interest of financing.

Starting January 1, 2007, the Company commenced capitalizing comprehensive cost of financing on assets under construction (whose construction started on or after January 1 2007), which include interest expense, monetary gains directly associated with borrowings (when operating in an inflationary environment) and, in the case of borrowings denominated in a foreign currency, foreign currency exchange gains (losses).

The reconciling item for 2007 includes the reversal of the monetary gain and foreign exchange results capitalized under Mexican FRS, related to borrowings denominated in foreign currencies and corresponding depreciation. In 2008 and 2009, the reconciling item corresponds to the reversal of foreign exchange gain (loss) capitalized under Mexican FRS, related to borrowings denominated in foreign currencies, as well as the depreciation effect of these differences in prior years.

Valuation of Plant, Property and Equipment

Through December 31, 2007, for Mexican FRS purposes, plant, property and equipment of non-Mexican origin were restated based on the rate of inflation in the respective country of origin at the prevailing exchange rate at the balance sheet date (specific-indexation method), while plant, property and equipment of domestic origin were restated based on the NCPI.

The alternate restatement method allowed up to December 31, 2007 by Bulletin B-10, which was the one adopted in 1997 by the Company, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this adjustment, plant, property and equipment and shareholders’ equity increased by Ps. 4,923,748 as of December 31, 2008 and Ps. 2,563,127 as of December 31, 2009 and depreciation expense increased by Ps. 3,072,871, Ps. 2,668,181 and Ps. 2,360,622, in 2007, 2008 and 2009, respectively.

Deferred Income Tax and Deferred Employee Profit Sharing

As mentioned in Note 2 s), under Mexican FRS, deferred income tax is determined on all differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is substantially in conformity with ASC No. 740, Income Taxes, except for the treatment of deferred taxes on effect of translation of foreign entities.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under US GAAP is determined following the guidelines of ASC No. 740.

Under Mexican FRS, employee profit sharing is presented as Other expenses, net; whereas under US GAAP, such expenses are presented in operating costs and expenses.

As described in Note 2 r), under Mexican FRS the Company began recognizing deferred employee profit sharing, using the asset and liability method, beginning January 1, 2008. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is consistent with ASC 740.

Under Mexican FRS B-15, entities must recognize deferred tax consequences attributable to the effect of translation of foreign entities following the guidelines of MFRS D-4. However under US GAAP, deferred tax consequences on unremitted foreign earnings are accounted for as a temporary difference, unless the tax law provides a means by which the investment in a subsidiary may be recovered or transferred tax free. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of shareholders’ equity between Mexican FRS and US GAAP. In 2009, the Company repatriated a portion of its previously unremitted foreign earnings, for which incremental taxes were incurred in Mexico. Thus a corresponding deferred tax liability related to the incremental taxes to be paid on unremitted earnings of those foreign subsidiaries presumed to be remitted in future years was recognized in 2009. This matter is discussed further below.

The following table summarizes the significant components of net deferred tax and employee profit sharing liabilities under U.S. GAAP (after giving effect to the differences between Mexican FRS and U.S. GAAP as they relate to the Company as described in this reconciliation footnote), at December 31, 2008 and 2009:

	2008						2009
	Income Tax		Employee Profit Sharing		Total		Income Tax		Employee Profit Sharing		Total
Deferred assets:
Tax loss carryforwards	Ps.	8,544,867			Ps.	8,544,867	Ps.	10,776,987			Ps.	10,776,987
Accrued liabilities		1,697,482	Ps.	467,713		2,165,195		2,299,510	Ps.	573,963		2,873,473
Deferred revenues		1,865,181		539,933		2,405,114		1,917,374		565,151		2,482,525
Other		557,010		102,793		659,803		1,172,693		131,627		1,304,320

Valuation allowance		(1,497,306)		—		(1,497,306)		(1,325,602)		—		(1,325,602)

Total deferred tax assets		11,167,234		1,110,439		12,277,673		14,840,962		1,270,741		16,111,703

Deferred tax liabilities:
Fixed assets		(5,885,319)		(1,151,479)		(7,036,798)		(5,428,459)		(695,845)		(6,124,304)
Inventories		(540,716)				(540,716)		(534,474)				(534,474)
Sale and lease back		(1,668,061)		(248,899)		(1,916,960)		(1,470,520)		(133,627)		(1,604,147)
Licenses		(587,970)		67,932		(520,038)		(570,811)		73,129		(497,682)
Deferred effects of tax consolidation in Mexican subsidiaries		(4,101,855)		—		(4,101,855)		(3,218,858)		—		(3,218,858)
Royalty advances		(1,630,000)		—		(1,630,000)		(3,030,000)		—		(3,030,000)
Future agreements with affiliates		(1,893,720)		—		(1,893,720)		(2,829,468)		—		(2,829,468)
Tax losses from Mexican subsidiaries		(6,574,533)		—		(6,574,533)		(8,854,119)		—		(8,854,119)
Derivative financial instruments								—		(943,157)		(943,157)
Other		(592,575)		(153)		(592,728)		(914,712)		—		(914,712)
Undistributed earnings of foreign subsidiaries		—		—		—		(1,121,377)		—		(1,121,377)

Total deferred liabilities		(23,474,749)		(1,332,599)		(24,807,348)		(27,972,798)		(1,699,500)		(29,672,298)

Net deferred liabilities	Ps.	(12,307,515)	Ps.	(222,160)	Ps.	(12,529,675)	Ps.	(13,131,836)	Ps.	(428,759)	Ps.	(13,560,595)

An analysis of the effect of temporary differences giving rise to the net deferred tax assets under U.S. GAAP (after giving effect to the differences between Mexican FRS and U.S. GAAP as they relate to the Company as described in this reconciliation footnote), at December 31, 2008 and 2009:

	Deferred taxes
	2008		2009
Deferred tax assets
Accrued liabilities	Ps.	3,630,658	Ps.	7,514,024
Other		1,386,356		2,165,169
Pension obligations		1,244,964		1,360,830
Deferred revenues		46,308		35,300
Fixed assets		771,771		791,803
Tax losses and other assets		15,265,167		17,800,092

		22,345,224		29,667,218
Deferred tax liabilities
Sale and leaseback		(41,424)		(25,063)
Licenses		(110,803)		(14,303)
Other		(18,779)		(20,603)

		(171,006)		(59,969)
Less: Valuation allowance		11,632,887		12,337,624

Total deferred tax asset, net	Ps.	10,541,331	Ps.	17,269,625

In accordance with Mexican FRS purposes, deferred tax liabilities of Ps. 14,621,075 and Ps. 22,282,245 were recognized at December 31, 2008 and 2009, respectively; and net deferred tax assets of Ps. 9,296,367 and Ps. 15,908,795 were recognized at December 31, 2008 and 2009, respectively.

Through December 31, 2008, undistributed earnings of the Company’s foreign subsidiaries, which amounted to approximately Ps. 8,999 million were considered to be indefinitely reinvested. Accordingly, no provision for income taxes was provided. As discussed above, during 2009 the Company recorded deferred tax liabilities of Ps. 1,121,377 related to the undistributed earnings of Ps. 21,562,097 of those foreign subsidiaries. At December 31, 2009, undistributed earnings of the Company’s remaining foreign subsidiaries, which amounted to approximately Ps. 26,211 million were considered indefinitely reinvested.

Employee benefit obligations

ASC 715, Compensation – Retirement Benefits, requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The components of the plan funded status that is reflected in the consolidated balance sheet as of December 31, 2008 and 2009 are as follows:

	2008		2009
Defined benefit obligation	Ps.	(28,831,285)	Ps.	(26,858,884)
Fair value of plan assets		14,959,431		13,905,303

Under funded status	Ps.	(13,871,854)	Ps.	(12,953,581)

Amounts recognized in accumulated other comprehensive income for US GAAP purposes consist of the following:

	2007		2008		2009
Unrecognized actuarial loss	Ps.	—	Ps.	1,933,608	Ps.	2,474,363
Unrecognized post-retirement actuarial loss (gain)		—		644,843		(263,851)

Total	Ps.	—	Ps.	2,578,451	Ps.	2,210,512

Accordingly, the statement of changes in shareholders’ equity at December 31, 2008 and 2009 included a decrease related to actuarial losses of Ps. 2,578,451 (Ps. 1,333,487, net of deferred taxes) and Ps. 2,210,512 (Ps. 849,682, net of deferred taxes), respectively.

The plan assets to cover pension and other post-retirement benefits totaled Ps. 11,358,647 and Ps. 10,822,273 at December 31, 2008 and 2009, respectively. The Company’s fund managers seek to minimize investment risk and accordingly have been keeping the fund investments in cash and cash equivalents and debt instruments at fixed rates.

Our current investment strategy, pension assets of Puerto Rico are allocated with a goal to achieve the following distribution:

• cash and equivalents	56.2%

• debt instruments	41.3%

• equity instruments	2.5%

Transactions between entities under common control

Mexican FRS requires any difference between the acquisition cost and the carrying value of net assets acquired in some qualifying transactions between entities under common control be recognized in shareholders’ equity as a capital transaction. For U.S. GAAP purposes transactions between entities under common control are also recognized as a capital transaction but are recorded at the lower of net book value or fair value.

Net gain on sale to affiliate

The Company recognized in its equity income in prior years a gain of Ps. 53,929 (América Movil’s interest) derived from the sale of assets by CompUSA to Grupo Telvista. Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control and recognized as additional paid in capital for US GAAP purposes.

Excess of contributed company over cost

The remaining percentage of América Móvil’s interest in ATL (formerly AlgarTelecom Leste, S.A.) was contributed to Telecom Américas in 2002 for an amount of Ps. 4,412,376. Under Mexican FRS, the excess paid over carrying value of ATL was considered as a gain and included under the caption other income, net. For US GAAP purposes since this was considered as a step acquisition, this excess was considered as negative goodwill and netted with the positive goodwill of the other ATL shares acquired in previous years.

Acquisition of non-controlling interest

Mexican FRS requires that acquisitions of non-controlling interests be treated as a capital transaction. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in shareholders’ equity. Under US GAAP, in accordance with ASC 805, Business Combinations, effective January 1, 2009, acquisitions of non-controlling interests are also recognized as a capital transaction. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in shareholders’ equity. Prior to January 1, 2009, acquisitions of non-controlling interests were accounted for using the purchase method of accounting under US GAAP.

ASC 810, Consolidation, establishes new US GAAP accounting and reporting standards for non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 is effective January 1, 2009 and requires retroactive presentation and disclosure of existing non-controlling interests as a component of shareholders’ equity. ASC 810 also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date.

As of December 31, 2008 and 2009, the reconciliation of shareholders’ equity included an increase of Ps. 929,459 in each year, related to acquisition of non-controlling interests in prior years.

Accounting for uncertainty in income taxes

For US GAAP purposes, the Company establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time management determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) management presumes the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in the Company’s income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

The adoption of the provisions with respect to the accounting for uncertain tax positions in ASC 740, Income Taxes, as of January 1, 2007 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption, because all uncertain tax positions that were not more likely than not to be sustained were reserved in prior years. During the years ended December 31, 2008 and 2009, the Company only recorded additional interest of Ps. 11,942 and Ps. 2,925, respectively. The Company will continue to recognize interest and penalties on liabilities recorded for unrecognized tax benefits in interest expense.

The deferred tax adjustment included in the net income and shareholders’ equity reconciliations, also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

Goodwill

Beginning January 1, 2005, due to the adoption of Mexican Bulletin B-7, goodwill is no longer amortized, but rather is subject to periodic impairment valuations.

For US GAAP purposes, the Company adopted ASC 350, Intangibles – Goodwill and Other, in 2002. For Mexican FRS purposes goodwill was amortized up to December 31, 2004, thus the Company recognized an increase to US GAAP shareholders’ equity of Ps. 4,483,032 as of December 31, 2008 and 2009 to reverse the MFRS accumulated amortization of goodwill, since goodwill is not amortized under US GAAP.

Impairment

When performing impairment tests of goodwill, the computation methodologies under Mexican FRS are different than US GAAP. Under Mexican FRS, the Company is allowed to evaluate the carrying value of goodwill and other long-lived assets in the aggregate, recording any potential impairment loss first to goodwill and then to the remaining long-lived assets evaluated. Under Mexican FRS, an impairment loss is recognized whenever the carrying value of these assets exceeds their recoverable value, which is the greater of its net selling price (if it can be readily obtained) and its value in use. These values can be determined through valuation techniques or, in a more practical manner, through a perpetuity value.

Goodwill’s net selling price shall be determined in the same manner that goodwill is obtained in a business acquisition. In this case, the net selling price of the business unit must be determined through the use of market values or through valuation techniques.

The determination of the value in use of goodwill through the determination of perpetuity values is made in two steps. In the first step the Company must determine the excess of the value in use of the cash generating unit’s assets other than intangible assets with indefinite lives and goodwill, where value in use is the projected discounted cash flows of the cash generating unit. In the second step, the Company must measure the perpetuity value of the excess value in use of the cash generating unit, which is determined by dividing the average of the excess of the value in use determined in step 1 by the average of the appropriate discount rates used in the cash projections.

Under US GAAP, separate impairments analyses are performed for goodwill, indefinite lived intangible assets, and other long-lived assets. ASC 350 requires a two-step process to identify and quantify the amount of impairment loss to be recognized for goodwill. The first step of this test requires the comparison of the fair value of the reporting unit against its carrying value. The fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. In some instances quoted market prices in active markets provide the best evidence of fair value and should be used as the basis for the measurement, if available. However, there are instances when the market price of an individual equity security may not be representative of the reporting unit’s fair value taken as a whole. If fair value of the reporting unit is less than its carrying value, a second step is performed to measure the amount of impairment based on cash flows.

Differences in both the aggregation of amounts within the impairment tests and also the differing valuation techniques can at times create different results with respect to impairment under Mexican FRS as compared to US GAAP. In the 2008 Mexican FRS consolidated financial statements, the Company recognized an impairment loss of Ps. 527,770 related to goodwill and an impairment loss of Ps. 212,083 related to intangible assets and property, plant and equipment of its Honduran operations. Under US GAAP, the fair value of the reporting unit was greater than its carrying value, and thus no impairment was recorded. Therefore, such impairments have been reversed in the US GAAP reconciliations included elsewhere in this Note. For the year ended December 31, 2009, there were no impairment losses recognized for Mexican FRS and US GAAP. For the year ended December 31, 2007, there was a write-off of TDMA assets related to Brazil of Ps. 2,922,109 that was presented under Mexican FRS in the “Other expenses, net” caption and for US GAAP purposes was presented as part of “Operating income”.

Licenses

During 2006, the Company received a definitive ruling by the Federal Tax and Administrative Court in favor of one of the Company’s subsidiary, which established the following:

i) The consideration paid by Telcel to the Federal Government in the amount of Ps. 116,422 as initial payment and additional payments of Ps. 1,998,539 for the annual share of gross revenues derived from the 15-year extension (expiring in October 2015) for the concession originally granted by the Ministry of Communications and Transportation (“SCT”) in October 2000, was unjustified, since such considerations were determined based on a law that was no longer in force.

ii) Telcel should in fact have made a one-time payment for the granting of the concession, in conformity with the law applicable at that time. On April 11, 2006, the SCT ordered a one-time modification to the amount of the consideration from Ps. 116,422 to Ps. 2,265,931, for the extension and modification of the concession granted.

Accordingly, under Mexican FRS, the Company adjusted the value of the license to reflect the current status of the asset by recognizing the value of the concession granted by the Federal Government and its corresponding amortization through April 2006, based on the new value assigned by the SCT, increasing the net investment on such license by Ps. 1,354,070 (Ps. 2,265,931 in investment less Ps. 838,151 in accumulated amortization less cancellation of original net value of license for Ps. 73,710). The increase in the value of the license of Ps. 2,149,509 was settled with a cash payment of Ps. 150,970 and compensating the additional payments for the annual share of gross revenues in the amount of Ps. 1,998,539, which resulted a net credit to results of operations of Ps. 1,203,100 included in other income in 2006, based on the adjusted investment value of the license.

Amortization expense for the remaining eight-month period ended December 31, 2006, amounted to Ps. 103,465. The total effect of the mentioned entries represented a net credit to the income statement for Mexican FRS purposes of Ps. 1,099,635.

For U.S. GAAP, the Company could only capitalize the additional amount paid in cash, as the compensation of the other payments was made with the same entity and did not generate any cash flows. Furthermore, the amortization expense was not adjusted retrospectively; rather, the new net value of the license under U.S. GAAP, in the amount of Ps. 224,680 is being amortized over the remaining term of the license.

The U.S. GAAP shareholders’ equity reconciliations show the reversal of adjustments recognized under Mexican FRS in the amount of Ps. 1,099,635, (credit of Ps. 1,203,100 less amortization expenses of Ps. 103,465) as of December 31, 2008 and 2009, as well as the related accumulated amortization. The net income reconciliations include the reversal of the amortization expense not recognized under U.S. GAAP in the amount of Ps. 127,399, Ps. 127,526 and Ps. 127,525 in 2007, 2008 and 2009, respectively.

Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income under US GAAP are as a follows:

	2007		2008		2009
Restatement for inflation of shareholders’ equity	Ps.	825,749	Ps.	—	Ps.	—
Deferred taxes on the difference between indexed cost and replacement cost		3,380,202		—		—
Actuarial loss, net of deferred taxes		—		(1,333,486)		(963,722)
Effect of translation of foreign Entities		8,656,455		20,701,000		33,937,789

	Ps.	12,862,406	Ps.	19,367,514	Ps.	32,974,067

Accounting for Consideration Given by a Vendor to a Customer

ASC 605-50, Customer Payments and Incentives, addresses the income statement characterization of consideration given by a vendor to a customer. ASC 605-50 is relevant to the Company particularly with respect to accounting for commissions paid to distributors for the activation of postpaid plans, the commissions that are paid to distributors only if a distributor completes a specified cumulative level of revenue transactions and commissions paid to distributors when a customer remains with the Company for a specified time period.

Application of ASC 605-50 represented a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of Ps. 12,245,020, Ps. 14,942,712 and Ps. 17,121,713 for the years ended December 31, 2007, 2008 and 2009, respectively.

Accounting for Revenue Arrangements with Multiple Deliverables

ASC 605-25, Multiple-Element Arrangements, addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. Differences between the Company’s revenue recognition for multiple-element arrangements under Mexican FRS as compared to US GAAP are included in the reconciliation of net income and shareholders’ equity below.

Effects of Inflation Accounting on the U.S. GAAP Adjustments:

Through December 31, 2007, to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described above, the effects of applying the Mexican FRS inflation accounting provision (described in Note 2) was recognized on such adjustments. These effects were taken into consideration in the preparation of the U.S. GAAP reconciliations of net income and shareholders’ equity.

However, the Company has reversed the re-expression of the financial information for prior periods, as related to its foreign operations, into constant Mexican Pesos at December 31, 2007, using a weighted-average inflation factor of 1.2607, and re-expressed such period into constant Mexican Pesos at December 31, 2007 using the Mexican only inflation factor of 1.0376, in order to present its financial statements in the same reporting currency for all periods included in this Note.

Effective January 1, 2008, and as a result of adopting MFRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of plant, property and equipment and related depreciation expense, previously mentioned in this Note.

ASC 820, Fair value measurement:

ASC 820, Fair Value Measurements and Disclosures, define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2- Observable inputs other than quoted priced included in Level 1. We value assets and liabilities included in this level using dealer and broker quotations, bid prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In accordance with accounting principles generally accepted in the United States, certain assets and liabilities are required to be recorded at fair value on a recurring basis. For the Company, the only assets and liabilities that are adjusted to fair value on a recurring basis are the pension plan assets and the derivative financial instruments.

The following tables summarize fair value measurements and disclosures under ASC 820 as of December 31, 2008 and 2009:

	Fair Value Measurement as of December 31, 2008
	Level 1		Level 2		Level 3		Total
Assets
Pension plan Assets:				—
Equity instruments	Ps.	299,199	Ps.		Ps.		Ps.	299,199
Debt instruments		5,235,980						5,235,980
Cash and cash equivalents		9,424,764						9,424,764
Derivative assets		—		3,191,524		—		3,191,524

Total	Ps.	14,959,943	Ps.	3,191,524	Ps.	—	Ps.	18,151,467

Liabilities
Debt	Ps.	73,669,560	Ps.	63,443,438	Ps.	—	Ps.	137,112,998

	Fair Value Measurement as of December 31, 2009
	Level 1		Level 2		Level 3		Total
Assets
Pension plan Assets:						—
Equity instruments	Ps.	347,633	Ps.		Ps.		Ps.	347,633
Debt instruments		5,742,890						5,742,890
Cash and cash equivalents		7,814,780						7,814,780

Total	Ps.	13,905,303	Ps.		Ps.	—	Ps.	13,905,303

Liabilities
Derivative liabilities	Ps.	—	Ps.	16,155	Ps.	—	Ps.	16,155
Debt		79,619,841		32,630,851				112,250,692

Total	Ps.	79,619,841	Ps.	32,647,006	Ps	—	Ps.	112,266,847

In accordance with ASC 820, it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2009 and 2008. As of December 31, 2009, the carrying value of total debt is Ps. 110,909,140 (Ps. 143,486,448 at December 31, 2008) and the fair value is Ps. 112,250,692 (Ps. 137,112,998 at December 31, 2008).

As of December 31, 2008 and 2009, the Company had no financial assets or liabilities requiring Level 3 classification, including those that have unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets and liabilities.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records assets and liabilities at fair value on a nonrecurring basis as required by accounting principles generally accepted in the United States. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. During the year ended December 31, 2009, there were no changes in carrying value as a result of impairment charges.

Summary

Net income, operating income and total shareholders’ equity, adjusted to take into account the significant differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2007 (Retrospectively adjusted)		2008 (Retrospectively adjusted)		2009
Net income as reported under Mexican FRS	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853
U.S. GAAP adjustments:
Capitalized interest of net financing cost		(21,851)		(5,764,559)		117,870
Depreciation of capitalized interest		(424,143)		346,528		176,320
Deferred income tax on U.S. GAAP Adjustments		(57,859)		2,272,321		(744,192)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(3,072,871)		(2,668,181)		(2,360,622)
Deferred employee profit sharing on U.S, GAAP adjustments		138,151		(376,804)		(68,968)
Effects of inflation accounting on U.S. GAAP adjustments		142,735		—		—
Reversal of the impairment recognized under MFRS		—		739,853		—
Other, net		127,399		127,526		241,563

Total U.S. GAAP adjustments, net		(3,168,439)		(5,323,315)		(2,638,029)

Net income under U.S. GAAP	Ps.	55,528,894	Ps.	54,252,079	Ps.	74,359,824

Weighted average of common shares outstanding as of December 31,		35,149		34,220		32,738

Net Controlling Interest earnings per share under U.S. GAAP (in pesos)	Ps.	1.58	Ps.	1.58	Ps.	2.27

After giving effect to the foregoing adjustments for depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, difference related to amortization of licenses, and deferred employee profit sharing, operating income under U.S. GAAP totaled Ps. 79,040,764, Ps. 92,975,218 and Ps. 102,197,249 in 2007, 2008 and 2009, respectively.

	December 31,
	2008 (Retrospectively adjusted)		2009
Total shareholders’ equity under Mexican FRS	Ps.	144,924,549	Ps.	177,905,563
U.S. GAAP adjustments:
Capitalized interest or net financing cost		(1,134,005)		(1,016,135)
Accumulated depreciation of capitalized interest or net financing cost		(1,536,056)		(1,359,736)
Deferred income tax from U.S GAAP Adjustments		(770,541)		(853,759)
Deferred employee profit sharing from US GAAP adjustments		(359,790)		(428,759)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets		396,246		(264,729)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI		4,923,748		2,563,127
Actuarial loss		(2,578,451)		(2,210,512)
Deferred taxes on actuarial loss		1,244,964		1,360,830
Non-amortization of goodwill		4,483,032		4,483,032
Application of additional negative goodwill of ATL to Goodwill		(755,143)		(755,143)
Multiple-element revenue arrangements		(521,915)		(521,915)
Reversal of net gain on sale to affiliate		(53,329)		(53,329)
Reversal of net gain on licenses		(1,099,635)		(1,099,635)
Amortization expense of licenses		236,839		364,364
Cancellation of the impairment recognized under MFRS		739,853		739,853
Deferred taxes for effect translation of foreign entities		2,825,486		10,268,897
Acquisition non-controlling interest		929,459		929,459

Total U.S. GAAP adjustments, net		6,970,762		12,145,910

Total shareholders’ equity under U.S. GAAP	Ps.	151,895,311	Ps.	190,051,473

A summary of the most significant new pronouncements in U.S. GAAP that became effective in 2009 or after and may apply to the Company is as follows:

ASC 810, Consolidation

ASC 810, Consolidation, establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It is effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. This standard includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet, Income Statement and Shareholders’ Equity for the prior years, for presentation and disclosures purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Non-controlling interest	Ps.	656,483	Ps.	(656,483)	Ps.	—
Shareholders’ equity		151,238,828		656,483		151,895,311
Net income		54,162,186		89,892		54,252,078

	As originally issued 2007		Reclassification		As reclassified 2007
Non-controlling interest	Ps.	633,700	Ps.	(633,700)	Ps.	—
Shareholders’ equity		137,026,149		633,700		137,659,849
Net income		55,419,072		109,822		55,528,894

ASC 805, Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations, which was later codified as part of ASC 805. Under the revised standard, costs incurred to effect a business acquisition (i.e., acquisition-related costs) must be recognized separately from the acquisition. In addition, restructuring costs that the acquirer expected but was not obligated to incur, which include changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date; however, the acquirer is now required to recognize those costs separately from the business combination. ASC 805 is effective for all business acquisitions subsequent to January 1, 2009. The adoption of this standard did not have a material impact on the Company’s financial statements, in part, because it had no material acquisitions in 2009.

ASC 815, Derivatives and Hedging

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“FAS 161”), which was later codified as a component of ASC 815. ASC 815 requires enhanced disclosures about an entity’s derivatives and hedging activities to improve the transparency of financial reporting to include (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The effect of adoption of this new guidance was included in the disclosures as presented herein.

Determination of the Useful Life of Intangible Assets (FAS 142-3)

In April 2008, the FASB issued FASB Staff Position FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3), which was codified as a component of ASC 350, Intangibles – Goodwill and Other, and amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. ASC 350 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 820, Fair Value Measurements and Disclosures

In October 2008, the FASB issued FASB Staff Position 157-3, which was later codified as a component of ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, these requirements became effective on January 1, 2009. The adoption of ASC 820 resulted in additional disclosures as presented herein.

ASC 715, Compensation – Retirement Benefits

In December 2008, the FASB issued FASB Staff Position FAS 132(R), which was later codified as a component of ASC 715, Compensation – Retirement Benefits. This ASC requires plan sponsors to provide improved disclosures about plan assets, including categories of plan assets, nature and amount of concentrations of risk and disclosure about fair value measurements of plan assets, similar to those required by ASC 820. ASC 715 is effective for fiscal years ending after December 2009. This ASC increased the amount of disclosures for plan assets in the Company’s 2009 financial statements.

EITF 08-1, Revenue Arrangements with Multiple Deliverables

(codified in ASC 605-25, Multiple-Element Arrangements)

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, Revenue Arrangements with Multiple Deliverables (EITF 08-1). EITF 08-1 updates the guidance pertaining to multiple-element revenue arrangements currently included in ASC 605-25, which originated primarily from EITF 00-21, also titled Revenue Arrangements with Multiple Deliverables. This new guidance will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of this new guidance on its financial position, results of operations, cash flows, and disclosures.

ASC 350, Intangibles – Goodwill & Other

In November 2008, the FASB ratified ASC 350, Intangibles – Goodwill & Other. ASC 350 requires that a defensive intangible asset be accounted for as a separate unit of accounting and assigned a useful life which reflects the entity’s consumption of the expected benefits related to that asset. A defensive intangible asset is an acquired intangible asset which the acquirer does not intend to actively use, but intends to hold to prevent others from obtaining access to the asset, excluding intangible assets that are used in research and development. An entity’s benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible assets. The period over which a defensive asset diminishes in fair value can be used as a proxy for the entity’s consumption of the expected benefits related to the asset. This guidance is effective for defensive intangible assets acquired on or after January 1, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 855, Subsequent Events

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with ASC 855, an entity should apply the requirements to annual financial periods ending after June 15, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 810, Consolidation

In December 2007, the FASB issued ASC 810, Consolidation, as amended by SFAS 160, which establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. This standard includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet, Income Statement and Shareholders’ Equity for the prior years, for presentation and disclosures purposes as described above in this Note.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholder’s Equity

Under U.S. GAAP for the years ended December 31, 2007, 2008 and 2009

(Thousands of pesos)

									Accumulated
									other								Total
			Retained Earnings						comprehensive		Comprehensive				Non-controlling		Shareholder’s
	Capital Stock		Legal Reserve		Unappropriated		Total		income		Income		Total		interest		equity
Balances at December 31, 2006	Ps.	37,017,349	Ps.	487,667	Ps.	86,223,630	Ps.	86,711,297	Ps.	1,179,987			Ps.	124,908,633	Ps.	684,137	Ps.	125,592,770
Cash purchase of Company’s own shares		(3,359)				(12,853,079)		(12,853,079)						(12,856,438)				(12,856,438)
Dividends paid						(42,127,537)		(42,127,537)						(42,127,537)				(42,127,537)
Comprehensive income:
Net income for the year						55,419,072		55,419,072			Ps.	55,419,072		55,419,072		109,822		55,528,894
Other comprehensive income:
Effect of translation of foreign entities										10,143,715		10,143,715		10,143,715		(160,259)		9,983,456
Deferred taxes allocate to equity, net of effect of inflation										1,538,704		1,538,704		1,538,704				1,538,704

Comprehensive income											Ps.	67,101,491

Balances at December 31, 2007		37,013,990		487,667		86,662,086		87,149,753		12,862,406				137,026,149		633,700		137,659,849
Effect of adoption of B-10						4,205,951		4,205,951		(4,205,951)
Cash purchase of Company’s own shares		(19,558)				(41,736,011)		(41,736,011)						(41,755,569)				(41,755,569)
Dividends paid						(8,904,997)		(8,904,997)						(8,904,997)				(8,904,997)
Comprehensive income:
Net income for the year						54,162,186		54,162,186			Ps.	54,162,186		54,162,186		89,892		54,252,079
Other comprehensive income:
Effect of translation of foreign entities										12,044,545		12,044,545		12,044,545		(67,110)		11,977,435
Actuarial loss, net of deferred taxes										(1,333,486)		(1,333,386)		(1,333,386)				(1,333,386)

Comprehensive income											Ps.	64,873,345

Balances at December 31, 2008		36,994,432		487,667		94,389,215		94,876,882		19,367,514				151,238,828		656,482		151,895,311
Cash purchase of Company’s own shares		8,058				(24,697,658)		(24,697,658)						(24,705,716)				(24,705,716)
Dividends paid						(25,979,049)		(25,979,049)						(25,979,049)				(25,979,049)
Comprehensive income:
Net income for the year						74,275,425		74,275,425			Ps.	74,275,425		74,275,425		84,399		74,359,824
Asset tax write-off						882,992		882,992						882,992				882,992
Other comprehensive income:
Effect of translation of foreign entities										13,236,787		13,236,787		13,236,787				13,236,787
Actuarial loss, net of deferred taxes										369,766		369,766		369,766		(8,442)		361,324

Comprehensive income											Ps.	87,881,978

Balances at December 31, 2009	Ps.	36,986,374	Ps.	487,667	Ps.	118,870,925	Ps.	119,358,592	Ps.	32,974,067			Ps.	189,319,034	Ps.	732,439	Ps.	190,051,473

22. Supplemental Guarantor Information

As mentioned in Note 13, the Company has issued senior notes in the United States. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2008 and 2009 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2009 of the Company and Telcel (The “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with Mexican FRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican FRS and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
As of December 31, 2008

Assets:
Cash and cash equivalents	Ps.	2,818,138	Ps.	68,061	Ps.	19,205,940			Ps.	22,092,139

Accounts receivable, net		15,835,097		10,837,824		29,222,969				55,895,890
Related parties		2,671,532		43,788,755		144,711,429	Ps.	(190,118,920)		1,052,796
Inventories, net				13,213,184		24,079,922		(5,487,964)		31,805,142
Other current assets				374,967		2,264,945				2,639,912
Plant, property and equipment, net				18,574,776		191,322,044				209,896,820
Investments in affiliates and others		312,276,188		37,617,832		36,084,169		(385,188,577)		789,612
Intangible assets and other non-current assets, net		365,236		6,934,203		104,004,275		(20,555)		111,283,159

Total assets	Ps.	333,966,191	Ps.	131,409,602	Ps.	550,895,693	Ps.	(580,816,016)	Ps.	435,455,470

Liabilities:
Short-term debt	Ps.	19,663,882			Ps.	7,067,473			Ps.	26,731,355
Current liabilities		56,657,539		95,720,683		158,218,380		(189,531,851)		121,064,751
Long-term debt		103,428,129				13,326,964				116,755,093
Other non-current liabilities		9,948,574		394,362		16,223,855		(587,069)		25,979,722

Total liabilities		189,698,124		96,115,045		194,836,672		(190,118,920)		290,530,921

Total majority shareholders’ equity		144,268,067		35,294,557		355,062,516		(390,357,073)		144,268,067
Non-controlling interest						996,505		(340,023)		656,482

Total shareholder’s equity under Mexican FRS		144,268,067		35,294,557		356,059,021		(390,697,096)		144,924,549

Total liabilities and shareholders’ equity	Ps.	333,966,191	Ps.	131,409,602	Ps.	550,895,693	Ps.	(580,816,016)	Ps.	435,455,470

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
As of December 31, 2009

Assets:
Cash and cash equivalents	Ps.	2,115,451	Ps.	405,289	Ps.	24,925,140			Ps.	27,445,880

Accounts receivable, net		11,003,044		8,999,724		35,924,577				55,927,345
Related parties		862,444		43,082,824		167,163,838	Ps.	(210,641,010)		468,096
Inventories, net				8,470,032		15,189,340		(2,123,354)		21,536,018
Other current assets				365,406		2,355,577				2,720,983
Plant, property and equipment, net				17,023,028		210,025,981				227,049,009
Investments in affiliates and others		374,613,243		36,066,547		42,938,417		(452,643,514)		974,693
Intangible assets and other non-current assets, net		261,055		5,268,087		111,356,795				116,885,937

Total assets	Ps.	388,855,237	Ps.	119,680,937	Ps.	609,879,665	Ps.	(665,407,878)	Ps.	453,007,961

Liabilities:
Short-term debt	Ps.	5,114,155			Ps.	4,053,786			Ps.	9,167,941
Current liabilities		115,500,051		70,956,173		155,273,526		(210,641,010)		131,088,740
Long-term debt		88,793,946				12,947,253				101,741,199
Other non-current liabilities		2,273,961		6,761,040		24,069,517				33,104,518

Total liabilities		211,682,113		77,717,213		196,344,082		(210,641,010)		275,102,398

Total majority shareholders’ equity		177,173,124		41,963,724		412,196,614		(454,160,338)		177,173,124
Non-controlling interest						1,338,969		(606,530)		732,439

Total shareholder’s equity under Mexican FRS		177,173,124		41,963,724		413,535,583		(454,766,868)		177,905,563

Total liabilities and shareholders’ equity	Ps.	388,855,237	Ps.	119,680,937	Ps.	609,879,665	Ps.	(665,407,878)	Ps.	453,007,961

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Condensed consolidating statements of income:

For the year ended December 31, 2007

Total revenues			Ps.	99,606,447	Ps.	287,132,153	Ps.	(75,158,838)	Ps.	311,579,762
Total cost and operating expenses	Ps.	88,923		98,230,816		203,540,502		(75,474,817)		226,385,424

Operating (loss) income		(88,923)		1,375,631		83,591,651		315,979		85,194,338
Interest (expense) income, net		(6,028,566)		(1,190,976)		2,482,840				(4,736,702)
Exchange (loss) gain, net		(276,885)		287,693		2,452,634				2,463,442
Monetary effect, net		3,733,528		908,022		396,856				5,038,406
Other financing cost, net		(328,013)				(2,816,154)		(8,464)		(3,152,631)
Other income (expense), net		16,512		(399,206)		(3,330,180)				(3,712,874)
Taxes on profits		(2,131,098)		(690,032)		(19,633,137)				(22,454,267)
Equity interest in net (loss) income of affiliates		63,690,955		12,343,520		12,692,273		(88,669,127)		57,621

Net income (loss)	Ps.	58,587,510	Ps.	12,634,652		75,836,783		(88,361,612)		58,697,333

Distribution of the net income:
Majority interest	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,737,296	Ps.	(88,371,947)	Ps.	58,587,511
Non-controlling interest						99,487		10,335		109,822

Net income	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,836,783	Ps.	(88,361,612)	Ps.	58,697,333

For the year ended December 31, 2008

Total revenues			Ps.	114,269,248	Ps.	312,037,256	Ps.	(80,651,596)	Ps.	345,654,908
Total cost and operating expenses	Ps.	241,634		99,473,200		230,926,164		(80,532,237)		250,108,761

Operating income (loss)		(241,634)		14,796,048		81,111,092		(119,359)		95,546,147
Interest income (expense), net		(7,983,819)		(1,529,055)		2,976,702				(6,536,172)
Exchange (loss) gain, net		(20,675,528)		(5,231,987)		12,221,092				(13,686,423)
Other financing cost, net		1,327,253				5,030,469				6,357,722
Other income (expense), net		1,662,073		(348,726)		(1,979,541)		(1,660,765)		(2,326,959)
Taxes on profits		(5,452,360)		(2,050,761)		(12,385,216)				(19,888,337)
Equity interest in net (loss) income of affiliates		90,849,517		4,598,414		10,343,350		(105,681,865)		109,416

Net income (loss)	Ps.	59,485,502	Ps.	10,233,933	Ps.	97,317,948	Ps.	(107,461,989)	Ps.	59,575,394

Distribution of the net income:
Majority interest	Ps.	59,485,502	Ps.	10,233,933	Ps.	97,224,779	Ps.	(107,458,712)	Ps.	59,485,502
Non-controlling interest						93,169		(3,277)		89,892

Net income	Ps.	59,485,502	Ps.	10,233,933	Ps.	97,317,948	Ps.	(107,461,989)	Ps.	59,575,394

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Condensed consolidating statements of income:

For the year ended December 31, 2009

Total revenues			Ps.	110,286,765	Ps.	330,532,137	Ps.	(46,107,871)	Ps.	394,711,031
Total cost and operating expenses	Ps.	182,117		101,052,799		238,781,871		(49,514,711)		290,502,076

Operating income (loss)		(182,117)		9,233,966		91,750,266		3,406,840		104,208,955
Interest income (expense), net		(9,729,782)		(2,259,976)		6,328,870		(57,497)		(5,718,385)
Exchange gain (loss), net		2,829,007		(422,441)		2,150,005				4,556,571
Other financing (cost) income, net		(4,731,976)		(282,351)		3,194,217				(1,820,110)
Other income (expense), net		(1,381,572)		2,488,203		(1,458,542)		(1,813,673)		(2,165,584)
Taxes on profits		653,814		(2,332,211)		(20,580,911)				(22,259,308)
Equity interest in net income (loss) of affiliates		89,456,080		3,284,783		9,905,686		(102,450,835)		195,714

Net income (loss)	Ps.	76,913,454	Ps.	9,709,973	Ps.	91,289,591	Ps.	(100,915,165)	Ps.	76,997,853

Distribution of the net income:
Majority interest	Ps.	76,913,454	Ps.	9,709,973	Ps.	91,192,317	Ps.	(100,902,290)	Ps.	79,913,454
Non-controlling interest						97,274		(12,875)		84,399

Net income	Ps.	76,913,454	Ps.	9,709,973	Ps.	91,289,591	Ps.	(100,915,165)	Ps.	76,997,853

Condensed Consolidating Statement of Changes in Financial Position:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2007

Operating activities:

Net income	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,836,783	Ps.	(88,361,612)	Ps.	58,697,333
Non-cash items		(58,775,022)		(6,432,623)		23,386,792		88,669,128		46,848,275
Changes in operating assets and liabilities:		17,550,628		3,879,664		(27,146,600)		750,385		(4,965,923)

Resources (used in) provided by operating activities		17,363,116		10,081,693		72,076,975		1,057,901		100,579,683

Financing activities:
Bank loans, net		(18,078,839)		(94,050)		1,289,941				(16,882,948)
Dividends declared		(42,127,537)		(15,805,085)		(40,152,560)		55,957,645		(42,127,537)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(12,856,438)		12,496,523				(12,496,523)		(12,856,438)

Resources (used in) provided by financing activities		(73,062,814)		(3,402,612)		(38,862,619)		43,461,122		(71,866,923)

Investing activities:
Investment in property, plant and equipment				(2,899,298)		(35,955,503)				(38,854,801)
Investment in subsidiaries and affiliates		40,161,394		(6,083,852)		9,429,260		(43,624,931)		(118,129)
Investment in securities available-for-sale						(789,100)				(789,100)
Acquisitions, net of cash acquired						(19,464,035)				(19,464,035)
Investment in trademarks						26,811				26,811
Investment in licenses						(499,145)				(499,145)

Resources provided by (used in) investing activities		40,161,394		(8,983,150)		(47,251,710)		(43,624,931)		(59,698,397)

Net (decrease) increase in cash and cash equivalents		(15,538,304)		(2,304,069)		(14,037,356)		894,092		(30,985,637)
Cash and cash equivalents at beginning of the period		16,138,446		2,778,859		24,934,543		(894,092)		42,957,756

Cash and cash equivalents at end of the period the period	Ps.	600,142	Ps.	474,790	Ps.	10,897,187	Ps.	—	Ps.	11,972,119

Condensed Consolidating Statements of Cash Flows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2008

Operating activities:

Income before taxes on profits	Ps.	64,937,861	Ps.	12,284,695	Ps.	109,703,164	Ps.	(107,461,989)	Ps.	79,463,731
Non-cash items		(85,864,452)		4,005,441		35,487,672		105,681,866		59,310,527
Changes in operating assets and liabilities:		3,306,588		(5,098,457)		(51,632,967)		2,114,586		(51,310,250)

Net cash flows (used in) provided by operating activities		(17,620,003)		11,191,679		93,557,869		334,463		87,464,008

Investing activities:
Acquisition of plant, property and equipment				(4,602,427)		(22,341,530)				(26,943,957)
Acquisition of licenses						(13,736,502)				(13,736,502)
Dividends received		35,700,000		10,000,000		14,000,000		(59,700,000)
Investment in subsidiaries and affiliated companies				(255,319)				255,319
Fixed asset sales				1,250		74,288				75,538
Business acquisitions, net of cash						(479,090)				(479,090)

Net cash flows (used in) provided by investing activities		35,700,000		5,143,504		(22,482,834)		(59,444,681)		(41,084,011)

Financing activities:
Bank loans, net		40,476,978		(2,508,000)		(17,646,953)				20,322,025
Interest Paid		(5,890,802)		(233,912)		(1,980,428)				(8,105,142)
Repurchase and others		(41,632,608)								(41,632,608)
Payment of dividends		(8,815,570)		(14,000,000)		(45,110,218)		59,110,218		(8,815,570)

Net cash flows (used in) provided by financing activities		(15,862,002)		(16,741,912)		(64,737,599)	Ps.	59,110,218		(38,231,295)

Net (decrease) increase in cash and cash equivalents		2,217,995		(406,729)		6,337,436				8,148,702
Adjustment to cash flow for exchange rate differences						1,971,318				1,971,318

Cash and cash equivalents at Beginning of the Period		600,142		474,790		10,897,187				11,972,119

Cash and cash equivalents at end of the period the period	Ps.	2,818,137	Ps.	68,061	Ps.	19,205,941	Ps.	—	Ps.	22,092,139

Condensed Consolidating Statements of Cash Flows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2009

Operating activities:

Income before taxes on profits	Ps.	76,259,640	Ps.	12,042,184	Ps.	111,870,502	Ps.	(100,915,165)	Ps.	99,257,161
Non-cash items		(88,539,343)		6,116,211		36,003,368		102,450,836		56,031,072
Changes in operating assets and liabilities:		60,814,480		(13,883,127)		(47,705,616)		(1,705,016)		(2,479,279)

Net cash flows provided by (used in) operating activities		48,534,777		4,275,268		100,168,254		(169,345)		152,808,954

Investing activities:
Acquisition of plant, property and equipment				(3,662,657)		(49,551,043)				(53,213,700)
Acquisition of licenses				27,119		(27,604)				(485)
Dividends received		31,362,000		5,500,000		3,180,000		(40,042,000)
Investment in subsidiaries and affiliated companies				(169,345)				169,345
Fixed asset sales						556,704		—		556,704

Net cash flows (used in) provided by Investing activities		31,362,000		1,695,117		(45,841,943)		(39,872,655)		(52,657,481)

Financing activities:
Bank loans, net		(30,479,327)				(5,465,070)				(35,944,397)
Interest Paid				(2,453,157)		(6,097,866)				(8,551,023)
Repurchase and others		(24,657,808)								(24,657,808)
Payment of dividends		(25,462,328)		(3,180,000)		(36,862,000)		40,042,000		(25,462,328)

Net cash flows (used in) provided by financing activities		(80,599,463)		(5,633,157)		(48,424,936)		40,042,000		(94,615,556)

Net (decrease) increase in cash and cash equivalents		(702,686)		337,228		5,901,375				5,353,741
Adjustment to cash flow for exchange rate differences						(182,176)				(182,176)
Cash and cash equivalents at beginning of the period		2,818,137		68,061		19,205,941				22,092,139

Cash and cash equivalents at end of the period the period	Ps.	2,115,451	Ps.	405,289	Ps.	24,925,140	Ps.	—	Ps.	27,445,880

Guarantor US GAAP reconciliation of net income and shareholder’s equity

As discussed at the beginning of Note 21, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10).

Summary

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the consolidating financial statements of the Company, and those of the Guarantor, are basically the same as those described in Note 21, except for the adjustments applied directly to the sub-holdings companies, such as the non-amortization of goodwill, non-controlling interest, gains or losses on sales to affiliates and the reversal of the impairment recognized under Mexican FRS.

Net income and total shareholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2007		2008		2009

Net income as reported under Mexican FRS	Ps.	12,634,652	Ps.	10,233,934	Ps.	9,709,973
U.S. GAAP adjustments:
Capitalized interest of net financing cost, net		(144,559)		(128,107)		(94,093)
Deferred income tax and employee profit sharing adjustments		387,873		(234,376)		(312,006)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(344,699)		(609,187)		(644,408)
Other items, net		(88,760)
Effects of inflation accounting on U.S.GAAP adjustments		16,896
Increase in value on licenses		127,525		127,525		127,525
Effects of U.S. GAAP adjustments on subsidiaries, net		(107,145)		129,627		118,576

Total U.S. GAAP adjustments, net		(152,869)		(714,518)		(804,406)

Net income under U.S. GAAP	Ps.	12,481,783	Ps.	9,519,416	Ps.	8,905,567

	December 31,
	2008		2009
Total shareholders’ equity under Mexican FRS	Ps.	35,294,558	Ps.	41,963,724
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net		149,600		55,507
Deferred income tax and employee profit sharing adjustments		(316,618)		(628,624)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI		1,309,595		665,187
Multiple-element revenue arrangements		(437,739)		(437,739)
Reversal of net gain on licenses		(862,797)		(735,271)
Effect of U.S. GAAP adjustments on subsidiaries, net		(630,235)		213,499

Total U.S. GAAP adjustments, net		(788,194)		(867,441)

Total shareholders’ equity under U.S. GAAP	Ps.	34,506,364	Ps.	41,096,283